Exhibit 99.2

Management Information Circular

KIDOZ INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 25, 2025

and

MANAGEMENT INFORMATION CIRCULAR

As at October 7, 2025

October 7, 2025

Dear Stockholder:

2024 was a pivotal year for Kidoz Inc. (“Kidoz” or the “Company”), marking a return to profitability and establishing a strong foundation for sustained growth. After the challenging first half of 2023, we executed a strategic realignment that has positioned Kidoz to capitalize on the growth in mobile gaming and the accelerating shift toward privacy-compliant advertising solutions.

We delivered exceptional financial results in 2024. Annual revenue reached $14,004,527, representing a 5% increase over fiscal year 2023, while achieving net income of $353,140 for the same period, a significant increase over a net loss of ($2,012,056) in fiscal year 2023. The momentum accelerated throughout the year, culminating in our strongest fourth quarter in company history with revenue of $7,444,505 and net income of $1,864,657. Gross margins improved as we optimized our technology platform through our AI investments, further Software Development Kit (“SDK”) integrations, and operational improvements. Cash generation was equally impressive, with $1,305,230 generated in operating cash flow compared to using cash of ($823,640) in fiscal 2023, ending the year with $2,780,517in cash, an 89% increase that provides substantial resources for growth investments.

Kidoz has established itself as a leader in mobile gamer engagement at scale, and our unique selling proposition that perfectly positions us to take advantage of three converging market trends. Firstly, mobile gaming is a disruptive entertainment medium, stealing attention and engagement time from traditional forms of entertainment including television. The ~$81 billion global mobile gaming market continues to attract players of all ages. Secondly, the regulatory developments increasingly favour our privacy-compliant platforms, creating barriers for certain competitors while enhancing our value proposition as governments worldwide continue to tighten data privacy laws. Thirdly, the industry trend toward comprehensive technology platforms and premium services delivered through strong brand relationships is driving recurring revenue growth including for Kidoz.

Our technology foundation centres on three core pillars that create competitive advantages that are challenging for competitors to replicate:

●	our comprehensive SDK integrations providing direct access to premium mobile gaming inventory,
●	our proprietary Kite IQ AI contextual intelligence engine, and
●	our complete end-to-end advertising technology infrastructure.

Kite IQ represents years of research and knowledge and substantial capital investment, delivering market-leading AI capabilities that provide superior campaign performance without relying on personal data. This AI contextual intelligence engine delivers higher brand recall and better return on advertising spend than traditional targeting methods. Our AI investment is growing to deliver next-generation solutions and operational efficiencies.

Our AdTech Platform-as-a-Service model with value-add tiers mirrors the successful strategies of industry leaders, delivering increased margins through vertical integration and premium services while building recurring revenue streams through direct brand partnerships.

Our expansion strategy extends beyond our market-leading kids focus to capture the broader mobile gaming audience of teens and adults. With adults now representing most mobile game players; their higher spending propensity, and with them spending significant time gaming daily, this expansion addresses a market over many multiples larger than advertising to children. We have secured meaningful initial traction with this demographic across multiple advertising verticals including finance, beauty, and insurance.

The scale of users we can reach with our technology is powerful and opens many new opportunities for the Company. Our technology reaches hundreds of millions of people daily across 60+ countries through thousands of direct SDK integrations combined with our widespread contextual demographic targeting within premium mobile gaming apps. This dual direct integration SDK model combined with Kite IQ provides maximum control, safety, and connection quality while delivering the highest engagement rates and brand safety assurance. We successfully launched campaigns for leading global brands including McDonald’s, Disney, LEGO, Mattel and more, demonstrating our ability to evolve with client needs while maintaining our privacy-first approach and delivering superior engagement metrics. It is this strong increased Return on Advertising Spend (“ROAS”) that validates why brands increasingly allocate larger portions of their media budgets to our platform.

Our global agency partnership model continues to deliver exceptional results across 60 countries in 2024, reflecting the scalability and international appeal of our solutions. Strategic investments in direct sales relationships and premium service offerings position us to unlock significantly larger opportunities as we build systems to support business volumes many times our current scale. The development of higher-margin, recurring revenue services across multiple service tiers, from premium SDK integration to AI-enhanced network delivery, enables us to increase wallet share and build deeper client relationships through our trusted end-to-end platform. This strengthens client relationships and creates multiple revenue streams from existing partnerships. Our SDK has become essential infrastructure, ensuring safe, effective advertising experiences, expanding our distribution footprint and solidifying our leadership position in mobile gaming advertising.

2024 marked an inflection point for Kidoz, demonstrating our ability to deliver profitable growth while establishing market-leading positions in the essential advertising infrastructure ecosystem, serving as mission-critical technology for mobile gaming brands. Our unique combination of comprehensive SDK technology, Kite IQ AI capabilities, and complete advertising infrastructure positions us advantageously for the evolving mobile gaming advertising landscape. The initial market uncertainties experienced in Q2 2025 as a result of the threat of global tariffs appear to have largely subsided, and we consider the Company to be well positioned to weather potential tariff threats due to our global presence and diverse customer base.

Despite mirroring the successful models of AdTech leaders with our integrated, defensible, platform-first approach, Kidoz trades at a relative discount to its industry peers, presenting a compelling valuation opportunity for investors. We remain committed to maintaining a strong balance sheet while pursuing strategic growth opportunities. The combination of positive cash flow generation, substantial working capital of $4,219,588 as at December 31, 2024 (representing an improvement of 31% year-over-year), and disciplined capital allocation provides the financial flexibility to capitalize on the significant opportunities ahead.

Our headcount increased from 43 to 49 employees in 2024 to support growth, with strategic additions focused on technology and AI development, sales, marketing, and technology capabilities. We anticipate further selective expansion to meet the accelerating demand.

We extend our gratitude to our shareholders, partners, and team members whose support made this exceptional performance possible. As we advance into 2025, we are confident in our ability to capitalize on the substantial opportunities ahead while delivering superior returns for our shareholders.

We are pleased to invite you to the 2025 annual general meeting of stockholders (the “Annual Meeting”) of Kidoz Inc. (the “Company”), which will be held on Tuesday, November 25, 2025, at 9:00 a.m. (Pacific Standard Time) in the boardroom at the offices of the Company located at Pacific Centre, Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada and virtually via live webcast at:

https://us02web.zoom.us/j/83387537343?pwd=NLzd7BDyHiSdiJ65o0eVOTBdat9gks.1.

Important information concerning the matters to be acted upon at the Annual Meeting is contained in the accompanying Notice of Annual Meeting and Proxy Statement. The business to be conducted at the Annual Meeting includes fixing the number of directors of the Company to be elected at 6 members; election of directors; ratification of the appointment of Davidson & Company LLP, Chartered Accountants, as independent auditors for the Company for its 2025 fiscal year; ratification of the Company’s 10% “rolling” stock option plan; ratification, confirmation and approval of the Company’s new Equity Awards Plan dated April 1,2025; and consideration of any other matter that may properly come before the Annual Meeting and any adjournment or postponement thereof.

The Company’s board of directors has fixed the close of business on October 7, 2025 as the record date for determining those stockholders who are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

Your vote is important. Registered stockholders can vote their shares by mailing back the accompanying proxy card or voting electronically. Voting by proxy will ensure your representation at the Annual Meeting if you do not attend in person. Mailing your completed proxy card or voting online will not prevent you from voting in person at the Annual Meeting, if you wish to do so.

A copy of our Annual Report on Audited Financial Statements and Management Discussion and Analysis for the year ended December 31, 2024, is available on the Company’s website at www.investor.kidoz.net under the Company’s SEDAR+ profile at www.sedarplus.ca, under the Company’s Edgar Profile at www.sec.gov, and will be mailed to shareholders who have elected to receive our Annual Report.

Sincerely yours,

/s/ “J. M. Williams”
J. M. Williams
Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2025 annual general meeting (the “Annual Meeting”) of the stockholders of Kidoz Inc. (the “Company”) will be held in the boardroom at the offices of the Company located at Pacific Centre, Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada at 9:00 a.m. (Pacific Standard Time) on Tuesday, November 25, 2025, and virtually via live webcast at https://us02web.zoom.us/j/83387537343?pwd=NLzd7BDyHiSdiJ65o0eVOTBdat9gks.1 for the following purposes:

c)	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

d)	There following six matters are being presented for consideration by the shareholders at the Annual Meeting:

7.	To fix the number of directors of the Company to be elected at the Annual Meeting at six (6) members;

8.	To elect six (6) directors to the board of directors of the Company to serve for the ensuing year;

9.	To appoint Davidson & Company LLP as the auditors for the Company for the ensuing financial year and to authorize the directors to fix the remuneration to be paid to the auditors;

10.	To ratify, and approve, by an ordinary resolution, the Company’s 10% “rolling” stock option plan, as set out in Schedule 1 to the management information circular of the Company dated October 7, 2025 (the “Management Information Circular”) accompanying this notice, the full text of which resolution is set out in the Management Information Circular under the heading “Particulars of Matters to Be Acted Upon – 2024 Stock Option Plan”;

11.	To consider, and if deemed advisable, ratify, confirm and approve, by an ordinary resolution, the Company’s new Equity Awards Plan dated April 1, 2025; approved by the Board of Directors of the Company on April 1 2025, as set out in Schedule 2 to the management information circular of the Company dated October 7, 2025 (the “Circular”) accompanying this notice, the full text of which resolution is set out in the Circular under the heading “Particulars of Matters to Be Acted Upon – Equity Awards Plan”; and

12.	To transact such other business as may properly come before the Annual Meeting and/or any adjournment or postponement thereof.

Accompanying this Notice is the Circular and a form of Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxy holder at the Annual Meeting. The holders of Common Stock of the Company of record at the close of business on October 7, 2025, will be entitled to vote at the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to assure your representation at the Annual Meeting, you are urged to sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Annual Meeting may vote in person even if the stockholder has returned a proxy card.

Notice and Access Regarding the Availability of Proxy Materials

The Company has adopted the “notice and access” model as set out under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice and Access”) for the delivery of the Notice of Meeting, the Circular, the form of proxy card, the Company’s annual financial statements and management discussion and analysis for the year ended December 31, 2024, and the accompanying management’s discussion and analysis (“2024 MD&A”) thereon (collectively, the “Meeting Materials”). The Company has adopted the Notice and Access delivery model in order to further the Company’s commitment to environmental sustainability and to reduce printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details regarding the date, location and purpose of the Meeting, information on how they can access the Meeting Materials electronically, and a form of proxy. Beneficial (non-registered) shareholders will receive this Notice and a VIF. The proxy/VIF enables Shareholders to vote. The Meeting Materials are available online under the Company’s SEDAR+ profile at www.sedarplus.ca, the Company’s EDGAR profile at www.sec.gov and at the Company’s website at www.investor.kidoz.net. Before voting, shareholders are reminded to review the Circular online. The Company will not use the procedure known as “stratification” in relation to the use of Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Circular to certain Shareholders with the notice package. Shareholders may also choose to receive a printed copy of the Circular by following the procedures set out below.

All Shareholders may call Computershare at 1-866-964-0492 (toll-free) in order to obtain additional information relating to Notice- and-Access Provisions.

If you receive a Notice and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials electronically, unless you elect otherwise.

Registered shareholders and duly appointed proxyholders are entitled to attend the Annual Meeting in person or virtually via live webcast online at https://us02web.zoom.us/j/83387537343?pwd=NLzd7BDyHiSdiJ65o0eVOTBdat9gks.1 and are entitled to vote thereat, personally or by proxy. Registered shareholders can, alternatively, attend and participate at the Annual Meeting via teleconference by dialing in:

Canada:	833 228 0700 (Toll Free)
Israel	972 2 372 1597
Switzerland	800 001 479 (Toll Free)
US:	833 568 8864 (Toll Free)

or to a local phone number, which can be obtained on the following website:

https://fda.zoomgov.com/zoomconference?m=MTYxMjA4MzU2Mw.mm0oDlPqSRNc0L9DpjodS3JqbBV6ddZH

Meeting ID:	833 8753 7343
Password:	736527

Registered shareholders participating via teleconference will not be able to vote at the Annual Meeting or revoke their proxy at the Annual Meeting, as the steps the Company’s scrutineer must take to verify the identity of the remotely participating registered shareholders for voting and/or proxy revocation purposes require the availability of certain video features.

Shareholders who are unable to attend the Annual Meeting are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, Proxy Dept., 320 Bay Street, 14th Floor, Toronto, ON, M5H 4A6, Canada by November 21, 2025. If a shareholder does not deliver a proxy in accordance with these instructions, then the shareholder will not be entitled to vote at the Annual Meeting by proxy. Only those shareholders of record at the close of business on October 7, 2025, are entitled to attend and vote at the Annual Meeting.

DATED at Vancouver, British Columbia, Canada, this 7th day of October 2025.

BY ORDER OF THE BOARD

/s/ “J. M. Williams”
J. M. Williams
Chief Executive Officer

KIDOZ INC.

2025 MANAGEMENT INFORMATION CIRCULAR

1.	DATE AND SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”), dated October 7, 2025, is furnished to the shareholders of Kidoz Inc. (the “Company”) in connection with the solicitation of proxies by the management of the Company for use at the Company’s 2025 Annual General Meeting of shareholders of the Company (the “Annual Meeting”) to be held on Tuesday, November 25, 2025, in the boardroom at the offices of the Company , located at Pacific Centre, Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada, and virtually via live webcast online at Zoom at 9:00 am. (Pacific Time Zone).

It is expected that proxies will be solicited principally by mail, by telephone and through the Internet, without special compensation, by directors, officers and regular employees of the Company or by agents retained for that purpose. In addition to sending you these materials, some of our directors and officers, as well as management employees, may contact you by telephone, mail, email or in person. You may also be solicited by means of news releases issued by the Company, postings on our website, https://investor.kidoz.net and print advertisements.

None of the Company’s officers or employees will receive any extra compensation for soliciting you. The Company does not have any contract or arrangement for the solicitation with any specially engaged employees or soliciting agents. The Company may reimburse shareholders, nominees or agents for any costs incurred in obtaining from their principals proper authorization to execute proxies. The Company may also reimburse brokers and other persons holding shares in their own name or in the names of their nominees for expenses incurred in sending proxies and proxy materials to the beneficial owners thereof in obtaining their proxies. All costs of all solicitations on behalf of management will be borne by the Company

For the purposes of Item 3 of Form 51-102F5 under National Instrument 51-102 - “Continuous Disclosure Obligations” of the Canadian Securities Administrators (the “CSA”), the Company advises that no director of the Company has informed management in writing that such director intends to oppose any action intended to be taken by management at the Meeting.

2.	ATTENDANCE AT THE MEETING

Stockholders and duly appointed proxyholders can attend the Annual Meeting. Attending and voting at the Meeting will only be available for registered stockholders and duly appointed proxyholders. Space limitations make it necessary to limit attendance in person to stockholders and one guest. Admission to the Annual Meeting will be on a first-come, first-served basis.

Proof of Kidoz Inc. stock ownership as of the record date, along with photo identification, will be required for admission. Stockholders holding stock in an account at a brokerage firm, bank, broker-dealer or other similar organization (“street name” holders) will need to bring a copy of a brokerage statement reflecting their stock ownership as of the record date. No cameras, recording equipment, electronic devices, use of cell phones or other mobile devices, large bags or packages will be permitted at the Annual Meeting.

The Annual Meeting will be held in person and virtually via the Zoom meeting platform. In order to access the Annual Meeting, shareholders will have two (2) options: (i) through the Zoom application, which requires internet connectivity; or (ii) via teleconference.

(i)	Attending via Zoom Video Conference: In order to access the Annual Meeting through the Zoom application, shareholders will need to download the application onto their computer or smartphone and then, once the application is loaded, open the following link or enter the Meeting ID below:

https://us02web.zoom.us/j/83387537343?pwd=NLzd7BDyHiSdiJ65o0eVOTBdat9gks.1

Meeting ID:	833 8753 7343
Password:	736527

Shareholders will have the option through the application to join the video and audio or simply view and listen.

It is the shareholders’ responsibility to ensure connectivity during the Annual Meeting and the Company encourages its shareholders to allow sufficient time to log in to the Annual Meeting before it begins.

(ii)	Attending via Teleconference

In order to dial into the Annual Meeting by telephone, shareholders may phone:

Canada:	833 228 0700 (Toll Free)
Israel	972 2 372 1597
Switzerland	800 001 479 (Toll Free)
US:	833 568 8864 (Toll Free)

or to a local phone number that can be obtained on the following website:

https://fda.zoomgov.com/zoomconference?m=MTYxMjA4MzU2Mw.mm0oDlPqSRNc0L9DpjodS3JqbBV6ddZH

Meeting ID:	833 8753 7343
Password:	736527

3.	APPOINTMENT AND REVOCABILITY OF PROXIES

The persons named in the enclosed form of proxy (the “Form of Proxy”) are officers of the Company. A shareholder of the Company (a “Shareholder”) wishing to appoint some other person (who need not be a Shareholder) to represent him at the Annual Meeting, may do so by inserting such person’s name in the blank space provided in the Form of Proxy and depositing the duly completed Form of Proxy at the registered office of the Company or the Company’s transfer agent indicated on the enclosed envelope prior to the close of business on the second business day preceding the date of the Annual Meeting (exclusive of Saturdays, Sundays and holidays).

To be valid, a proxy must be signed by the Shareholder, or his legal representative authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services Inc., at 320 Bay Street, 14th Floor, Toronto, ON, M5H 4A6, Canada Attention: Proxy Department, at any time prior to 9:00 a.m. two business days preceding the day of the Annual Meeting or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of the Annual Meeting on the day of the Annual Meeting or any adjournment thereof.

A Shareholder who grants a proxy may revoke it at any time, with respect to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing, including another Form of Proxy bearing a later date, executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Company or its transfer agent at any time prior to the close of business on the second business day preceding the date of the Annual Meeting or with the Secretary or the Chairman of the Annual Meeting on the day of the Annual Meeting or at any adjournment thereof, or in any other manner permitted by law. The Shareholder may choose to attend the Annual Meeting in person and exercise his/her voting rights.

4.	EXERCISE OF DISCRETION BY PROXIES

A Shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the Form of Proxy will vote the shares in respect of which they are appointed in accordance with the direction, if any, of the shareholders appointing them. The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

Where no choice is specified, such shares will be voted as follows, by management’s designates in favour of the matters described in the Form of Proxy:

(i) FOR the election to the Board of Directors (the “Board”) of the nominees whose names are set forth herein;

(ii) FOR the appointment of Davidson & Company LLP, Chartered Accountants as independent auditor of the Company and authorizing the Board to establish its remuneration; and

(iii) FOR ratify, and approve, by an ordinary resolution, the 2024 Stock Option Plan (as defined herein).

(iv) FOR ratify, confirm and approve, by an ordinary resolution, the Equity Awards Plan (as defined herein).

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Annual Meeting.

At the time of the Circular, management knows of no such amendments, variations or other matters to come before the Annual Meeting. However, in either case, the persons named in the Form of Proxy will vote according to their best judgment.

5.	PROXY INSTRUCTIONS

Questions and answers about our Annual Meeting and voting

Q: What is the purpose of Annual Meeting?

A: We will hold the Annual Meeting to enable stockholders to vote on the following matters:

Proposal 1.	To fix the number of directors of the Company to be elected at the Annual Meeting at 6 members;

Proposal 2.	To elect the six director nominees identified in this Management Information Circular to serve as directors of the Company until the next annual meeting of shareholders;

Proposal 3.	To appoint Davidson & Company LLP as auditors for the Company for the ensuing financial year and to authorize the directors to fix the remuneration to be paid to the auditors; and

Proposal 4.	To ratify, and approve, by an ordinary resolution, the 2024 Stock Option Plan.

Proposal 5.	To consider, and if thought fit, ratify, confirm and approve, by an ordinary resolution, the Equity Awards Plan.

Stockholders will be asked to vote for nominees for all director seats on the Board as of the Annual Meeting. The term of office for directors elected at the Annual Meeting will continue until their respective duly qualified successors are duly elected at the next annual meeting of shareholders or until their earlier removal, resignation or death.

The nominees for election are:

Mr. T. M. Williams, Mr. J. M. Williams, Mr. E. Ben Tora, Mr. C. Kalborg, Ms. F. Curtis, and Mr. M. David.

Q: What is a proxy?

A: A proxy is a document by which you authorize someone else to vote for you at a stockholder meeting in the way that you want to vote. That document is called a “proxy” or, if your shares are held in “street name” (i.e., through a bank, broker or other nominee) and you give instructions to the record holder of your shares, is called a “voting instruction card.” You also may choose to abstain from voting.

This Management Information Circular and the accompanying proxy or voting instruction card are furnished in connection with the solicitation by the Board of proxies for use at the Annual Meeting to be held on Tuesday, November 25, 2025, starting at 9:00 a.m., Pacific Time, at Pacific Centre: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada and virtually via live webcast online at Zoom and at any adjournment or postponement thereof. The Notice Regarding the Availability of Proxy Materials, this Management Information Circular and our 2024 Annual Report are first being made available to stockholders on or about October 14, 2025.

Q: How are proxies being solicited?

A: Proxies are being solicited principally by mail, by telephone and through the Internet. In addition to sending you these materials, some of our directors and officers, as well as management employees, may contact you by telephone, mail, email or in person. You may also be solicited by means of news releases issued by the Company, postings on our website, https://investor.kidoz.net and print advertisements. None of our officers or employees will receive any extra compensation for soliciting you. The cost of solicitation will be borne directly by the Company.

Q: Who is entitled to vote?

A: Only record holders of shares of our Common Stock at the close of business on the record date for the Annual Meeting are entitled to vote at the Annual Meeting. The Board has fixed the close of business on October 7, 2025, as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting.

Our authorized capital stock consists of an unlimited number of common shares without par value (“Common Stock”). As of October 7, 2025, 131,304,499 shares of Common Stock were issued and outstanding. Each share of Common Stock is entitled to notice of, and one vote on all matters submitted for shareholder approval.

Q: How can I access the proxy materials on the Internet?

A: In accordance with the rules of National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (Notice and Access), we are using the Internet as the primary means of furnishing proxy materials to stockholders. Accordingly, most stockholders will not receive paper copies of our proxy materials. We instead sent stockholders a Notice Regarding the Availability of Proxy Materials (the “Notice”) with instructions for accessing the proxy materials via the Internet and voting via the Internet or by telephone.

In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and intermediaries (as that term is used in NI 54-101) (“Intermediaries”) for distribution to non-registered owners.

There are two kinds of non-registered owners recognized by NI 54-101. Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as non-objecting beneficial owners (“NOBOs”). Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners (“OBOs”).

NI 54-101 permits the Company to obtain a list of its NOBOs from Intermediaries via its transfer agent, and to send Meeting Materials to NOBOs directly or indirectly through an Intermediary. Intermediaries are required to forward the Meeting Materials to non- registered holders, and often use a service company for this purpose. Non-registered owners will either:

a)	typically, be provided with a computerized form (often called a “voting instruction form” or “VIF”). which is not signed by the Intermediary and which, when properly completed and signed by the non-registered owner and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In order for the applicable computerized form to validly constitute a voting instruction form, the non-registered owner must properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the non-registered owner may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number. By returning a VIF in accordance with the instructions noted on it, a NOBO is able to instruct the Company and an OBO is able to instruct its Intermediary how to vote on behalf of the non-registered owner.; or

b)	less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the non-registered owner but which is otherwise not completed. In this case, the non-registered owner who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 320 Bay Street, 14th Floor, Toronto, ON, M5H 4A6, Canada.

In either case, the purpose of these procedures is to permit non-registered owners to direct the voting of the common shares which they beneficially own.

Meeting Materials will not be sent to OBOs directly by the Company, and the Company does not intend to pay for any Intermediary to deliver Meeting Materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless their Intermediary assumes the costs of delivery.

Should a non-registered owner who receives a voting instruction form wish to vote at the Annual Meeting in person (or have another person attend and vote on behalf of the Non-registered owner), the non- registered owner should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a non-registered owner who receives a proxy form wish to vote at the Annual Meeting in person (or have another person attend and vote on behalf of the non-registered owner), the non-registered owner should strike out the names of the persons set out in the proxy form and insert the name of the non-registered owner or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, non-registered owners should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

The Notice will be mailed on or about October 14, 2025. The Notice also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose.

The Notice provides you with instructions regarding how to:

●	view the proxy materials for the Annual Meeting on the Internet and execute a proxy; and
●	instruct us to send future proxy materials to you in printed form or electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

The purpose of the procedure established by NI 54-101 is to permit non-registered owners to direct the voting of the shares which they beneficially own. Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials, regardless of whether they are NOBOs or OBOs, do not include a Proxy. Instead, pursuant to NI 54-101, they include a computerized form (often called a “voting instruction form” or “VIF”). The content of a VIF is almost identical to the content of a proxy. A VIF differs from the proxy insofar as its purpose is limited to instructing the registered Shareholder (i.e., the Intermediary) or the Company how to vote on behalf of the non-registered owner. By returning a VIF in accordance with the instructions noted on it, a NOBO is able to instruct the Company and an OBO is able to instruct its Intermediary how to vote on behalf of the non-registered owner.

Q: How do I receive a copy of the Annual report?

A: The 2024 Annual Financial Statements and Management Discussion and Analysis is being mailed with this Management Information Circular to those stockholders that received a copy of the proxy materials in the mail. For those stockholders that received the Notice, this Management Information Circular and our 2024 Annual Financial Statements and Management Discussion and Analysis and Form 20-F are available at our website at https://investor.kidoz.net. Upon written request by any stockholder to the Company, Pacific Centre: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada, Attention: H. Bromley, CFO, we will furnish, without charge, a copy of the 2024 Annual Financial Statements and Management Discussion and Analysis. You can also obtain copies of our Annual Financial Statements and Management Discussion & Analysis, Form 20-F and any other reports we file with SEDAR+ at www.sedarplus.ca, with Edgar at www.sec.gov or on our website at www.investor.kidoz.net.

Q: How do I vote?

A: You can vote either in person at the Annual Meeting or by proxy, whether or not you attend the Annual Meeting. You can vote by proxy in three ways:

●	By mail - If you are a stockholder of record, you can submit a proxy by completing, dating, signing and returning your proxy in the postage paid envelope provided. You should sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you are a beneficial owner, you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction card in the postage paid envelope provided by your brokerage firm, bank or other similar organization.
●	By telephone - If you are a stockholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the proxy, entering your control number located on the proxy or voting instruction card and following the prompts. If you are a beneficial owner and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit a proxy by telephone.
●	By Internet - If you are a stockholder of record, you can submit a proxy over the Internet by logging on to the website listed on the proxy, entering your control number located on the proxy or voting instruction card and submitting a proxy by following the on-screen prompts. If you are a beneficial owner, and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit your proxy over the Internet.

Your vote is important. The Board urges you to submit a proxy for your shares as soon as possible by following the instructions provided on the enclosed proxy or voting instruction card you receive from your brokerage firm, bank or other similar organization. Internet and telephone submission of proxies is available 24 hours a day, and, if you use one of those methods, you do not need to return a proxy or voting instruction card. Unless you are planning to vote at the Annual Meeting in person, your proxy must be received by 9:00a.m., Pacific time Zone, on Friday, November 21, 2025. Even if you submit your proxy or voting instructions by one of the methods listed above, you still may vote at the Annual Meeting in person if you are the record holder of your shares. If you are a beneficial owner, you must obtain a “legal proxy” from the record holder in order to vote your shares at the Annual Meeting. Your vote at the Annual Meeting will constitute a revocation of your earlier proxy or voting instructions.

Q: What happens if I do not provide instructions on how to vote or if other matters are presented for determination at the Annual Meeting?

A: If you vote by proxy, your shares will be voted at the Annual Meeting in the manner you indicate. If your shares are held in your name (i.e., not in “street name” through a broker) and if you sign your proxy card, but do not specify how you want your shares to be voted, the persons named as proxy holders on the proxy card will vote as the Board recommends.

As of the date of this Management Information Circular, we do not know of any other matters that may be presented for action at the meeting. Should any other business properly come before the meeting, the proxy holders will vote as the Board recommends or, if no recommendation is given, in accordance with their best judgment.

Q: What does it mean if I get more than one proxy or voting instruction card?

A: If you get more than one proxy or voting instruction card, it means that your shares are registered in more than one way. Sign and return all proxy or voting instruction cards or vote each group of shares by mail, telephone or over the Internet to ensure that all your shares are voted.

Q: Who are the proxyholders named by the Board for the Annual Meeting?

A: Mr. T. M. Williams was selected by the Board to serve as proxyholder for the Annual Meeting of stockholders voting on proxy or voting instruction cards. Each properly executed and returned proxy or voting instruction card will be voted by the proxyholders in accordance with the directions indicated thereon or, if no directions are indicated, in accordance with the recommendations of the Board. In voting by proxy with regard to the election of directors, stockholders may vote in favor of all nominees, vote in favor of one or more specific nominee(s), withhold their vote as to all nominees or withhold their vote as to one or more specific nominee(s). Each stockholder giving a proxy has the power to revoke it at any time before the shares it represents are voted. Revocation of a proxy is effective upon receipt of a later vote by telephone, Internet, receipt by the Corporate Secretary or inspectors of election of either an instrument revoking the proxy or a duly executed proxy card bearing a later date. Additionally, a stockholder may change or revoke a previously executed proxy by voting in person at the Annual Meeting.

Q: Will my shares be voted if I do not provide my proxy?

A: If you hold your shares directly in your own name, your shares will not be voted if you do not vote them or provide a proxy.

If your shares are held in the name of a brokerage firm or other nominee, your broker may vote your shares on “routine” matters even if you do not provide a proxy. The only routine matter to be voted on at the Annual Meeting is the ratification of the appointment of our independent registered public accounting firm for the year ended December 31, 2024. If a brokerage firm votes your shares on a routine matter in accordance with these rules, your shares will count as present at the Annual Meeting for purposes of establishing a quorum and will count as “FOR” votes or “AGAINST” votes, as the case may be, depending on how the broker votes. Your broker does not have discretionary authority to vote on non-routine matters without instructions from you, in which case a “broker non-vote” will occur and your shares will not be voted on these matters.

Q. How many shares must be present to hold the Annual Meeting?

A: The presence at the Annual Meeting, in person or by proxy, of the holders of one third of the shares of Common Stock outstanding and entitled to vote on the record date will constitute a quorum entitled to conduct business at the Annual Meeting. Abstentions and broker non-votes will be included in the calculation of the number of shares of Common Stock considered to be present at the Annual Meeting. Broker non-votes refer to shares held by brokers and other nominees or fiduciaries that are present at the Annual Meeting but not voted on a matter. Directors are elected by plurality vote of the votes cast at the Annual Meeting. Abstentions and broker non-votes will have no effect on the election of directors.

Q: What vote is needed to elect directors and approve other proposals?

A: At the Annual Meeting, directors will be elected and other proposals approved by a majority of the votes cast.

If you do not instruct your broker how to vote with respect to this item, your broker may not vote with respect to this proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian. Abstentions and broker non-votes will not be counted as votes cast and therefore will have no effect in determining whether the required majority vote has been attained.

Q: How will the votes be tabulated?

A: The inspectors of election appointed for the Annual Meeting will tabulate the votes cast, in person or by proxy, at the Annual Meeting and will determine whether a quorum is present.

Q: How do I revoke a proxy?

A: If you hold your shares registered in your name, you may revoke your proxy by submitting a revised one at any time before the vote to which the proxy relates. You may also revoke it by submitting a ballot at the Annual Meeting.

If your shares are held in street name, there are special procedures that you must follow to revoke a proxy submitted via the Internet or by telephone or by marking, signing and returning a vote instruction card.

●	Revoking your vote and submitting a new vote before the deadline of 9:00a.m., Pacific Time Zone, on November 21 2025. If you submit a proxy via the Internet, by telephone or by marking, signing and returning a vote instruction card, you may revoke your proxy at any time and by any method before the deadline.
●	Revoking your vote and submitting a new vote after the deadline of 9:00a.m., Pacific Time Zone, on November 21, 2025. If you submit a proxy via the Internet, by telephone or by marking, signing and returning a vote instruction card and wish to revoke it and submit a new proxy after the deadline has passed, you must contact your brokerage firm, bank or other similar organization and follow its requirements. We cannot assure you that you will be able to revoke your proxy and vote your shares by any of the methods described above.
●	Revoking your vote and submitting a new vote by ballot at the Annual Meeting. If you submit a proxy via the Internet, by telephone or by marking, signing and returning a vote instruction card and wish to revoke it and vote at the Annual Meeting, you must contact your brokerage firm, bank or other similar organization and follow its requirements. We cannot assure you that you will be able to revoke your proxy or attend and vote at the Annual Meeting.

●	If you receive more than one proxy or voting instruction card on or about the same time, it generally means you hold shares registered in more than one account. In order to vote all of your shares, please sign and return each proxy or voting instruction card or, if you vote via the internet or telephone, vote once for each proxy or voting instruction card you receive.

Q: Where can I find the results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and announce final results in a Current Report on Form 6-K that we will file with the SEC and SEDAR+ within four business days of the Annual Meeting.

Q: How do I submit a proposal or nominate a director candidate for the next annual meeting of stockholders?

A: Stockholder Proposals

Stockholder proposals intended to be presented at the next annual meeting of shareholders of the Company must meet the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators and must be received by the Company at its principal executive offices by February 28, 2026, in order to be considered for inclusion in the Company’s proxy statement relating to such meeting.

No Stockholder proposals were received for the Annual Meeting.

6. INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Company’s knowledge, no one who has been (i) a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (ii) a proposed nominee for election as a director of the Company and (iii) an associate or affiliate of any of the persons listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Annual Meeting, other than (i) the election of directors; and (ii) the ratification, confirmation and approval of the 2024 Stock Option Plan.

7. VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s Board of Directors has set October 7, 2025 (the “Record Date”) as the record date for the determination of the registered holders of voting shares entitled to receive notice of the Annual Meeting. All holders of Common Shares as of the Record Date are entitled to attend and vote thereat in person or by proxy. As at October 7, 2025, 131,304,499 common shares of the Company (the “Common Shares”) were issued and outstanding. The Common Shares are the only securities outstanding and entitled to be voted at the Annual Meeting. Each Common Share entitles the holder thereof to one vote.

The presence at the Annual Meeting, in person or by proxy, of the holders of one third of the shares of Common Stock outstanding and entitled to vote on the record date will constitute a quorum entitled to conduct business at the Annual Meeting.

As at October 7, 2025, to the knowledge of the directors and executive officers of the Company, the following persons beneficially owned or exercised control or direction, directly or indirectly, over more than 10% of the outstanding Common Shares of the Company:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
T. M. Williams (Canada)	17,122,316	(1)	13.04%
Pendinas Limited (Isle of Man)	27,956,142	(2)	21.29%

Notes:

(1)	Includes 16,603,566 shares held directly by Mr. T. M. Williams and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share.

(2)	Includes 27,956,142 shares held directly by Pendinas Ltd., a company wholly owned by Mr. G. R. Williams. Mr. G. R. Williams is not related to Mr. T. M. Williams, Mr. J. M. Williams nor Mr. T. H. Williams.

8. ELECTION OF DIRECTORS

At the Annual Meeting, the shareholders will be called upon to elect six directors who, subject to the by-laws of the Company, will remain in office until the next Annual Meeting of shareholders or until their respective successors have been duly elected or appointed.

The following table sets out the names and country of residence of the nominees for election as directors, their principal occupations, their offices held with the Company, the date on which they became directors and the number of Common Shares which they beneficially own, directly or indirectly, or over which they exercise control or direction, as at the date hereof.

Nominee and Place of Residence	Age	Period as a Director of the Company	Principal Occupation of Director	Number of Shares Beneficially Owned or Controlled (1)
Executive Directors
Tarrnie Williams Vancouver, B.C., Canada	84	September, 2001 to present	Chairman (10)	17,122,316	(2)	13.04%
Jason Williams Vancouver, B.C., Canada	49	July, 2007 to present	Chief Executive Officer (9)	1,995,700	(3)	1.52%
Eldad Ben Tora Netanya, Israel	55	November, 2019 to present	President and GM of EMEA and Prado	5,709,965	(4)	4.35%
Non-Executive Directors
Fiona Curtis Little Harbour, Anguilla	59	June, 2009 to present	Non-Executive Director (8) (9) (10)	568,750	(5)	0.43%
Claes Kalborg Saltsjobaden, Sweden	63	June, 2018 to present	Non-Executive Director (8) (9) (10)	481,250	(6)	0.37%
Moshe David Binyamina, Israel	60	November, 2019 to present	Non-Executive Director (8) (10)	1,377,991	(7)	0.79%

Notes:

(1) The ownership includes the beneficial ownership of securities and the beneficial ownership of securities that can be acquired within 60 days from October 7, 2025, upon the exercise of options. Each beneficial owner’s percentage ownership is determined by assuming that options that are held by such person and which are exercisable within 60 days from October 7, 2025, are exercised, for the purpose of computing percentage ownership.

(2) Includes, 200,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share (which options are exercisable presently or within 60 days) and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 options with an exercise price of CAD$0.25 (approximately US$0.18) per share and 16,603,566 shares held directly by Mr. T. M. Williams.

(3) Includes 200,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81), (which options are exercisable presently or within 60 days) and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 options with an exercise price of CAD$0.25 (approximately US$0.18) per share, and 908,200 shares held directly by Mr. J. M. Williams. Mr. J. M. Williams is the son of Mr. T. M. Williams.

(4) Includes 100,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share, and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 25,000 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 270,000 options with an exercise price of CAD$0.25 (approximately US$0.18) per share and 5,214,965 shares held indirectly by Mr. E. Ben Tora.

(5) Includes 200,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share (which options are exercisable presently or within 60 days) and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 options with an exercise price of CAD$0.25 (approximately US$0.18) per share and 50,000 shares held directly by Ms. F. Curtis.

(6) Includes 100,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share (which options are exercisable presently or within 60 days) and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 231,250 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 options with an exercise price of CAD$0.25 (approximately US$0.18) per share and nil shares held directly by Mr. C. Kalborg.

(7) Includes 100,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share (which options are exercisable presently or within 60 days) and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 25,000 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 270,000 options with an exercise price of CAD$0.25 (approximately US$0.18) per share and 543,379 shares held indirectly by Mr. M. David and 339,612 shares held indirectly by a Company owned by Mr. M. David.

(8) Member of Audit Committee.

(9) Member of Corporate Governance and Nominating Committee.

(10) Member of Compensation Committee.

Background of Nominees and Proposed Position in the Company

Tryon (Tarrnie) M. Williams – Chairman, Member of the Board of Directors.

Mr. T. M. Williams served as President, Chief Executive Officer and Chairman from August 2001 until June 2011 and from June 2011 till May 2022, Mr. T. M. Williams served as Executive Chairman. From May 2022, Mr. T. M. Williams has served as the Chairman of the Company. Since 1984, Mr. Williams has served as a principal of T.M. Williams (ROW), Ltd., a private consulting firm, and from 1993 until 2008, was Adjunct Professor, Sauder School of Business at the University of British Columbia. From 1988 to 1991, he was President and Chief Executive Officer of Distinctive Software, Inc. in Vancouver, BC, and, upon the acquisition of that company by Electronic Arts Inc., North America’s largest developer of entertainment software, he became President and Chief Executive Officer of Electronic Arts (Canada) Inc., where he continued until 1993. From 1995 to 2012, Mr. T. M. Williams was a director of YM Biosciences, Inc., a biotechnology company, until its acquisition by Gilead Sciences, Inc. In addition, he is a director of several other private corporations.

Jason Williams – Chief Executive Officer, Member of the Board of Directors

Mr. J.M. Williams has been a director since July 2007 and from June 2011 to March 2019, Mr. J. M. Williams served as the sole Chief Executive Officer of the Company. Since the acquisition of Kidoz Ltd. in 2019 until May 2022, he served as Co- Chief Executive Officer. From May 2022, has served the sole Chief Executive Officer of the Company. Prior to his employment with Kidoz Inc., he was a Analyst with RBC Dominion Securities. Mr. J. M. Williams has a Bachelor of Commerce degree from the University of Victoria and a Masters of Business Administration degree, specializing in strategic marketing, from the University of Warwick. Mr. J. M. Williams is the son of Mr. T. M. Williams, the Company’s Chairman.

Eldad Ben Tora - President, Member of the Board of Directors

Mr. E. Ben Tora served as Co-Chief Executive Officer from the acquisition by the Company of Kidoz Ltd in March 2019 until May 2022. Since May 2022, Mr. E. Ben Tora has served as the President & General Manager EMEA and since April 2023 General Manager of Prado. Mr. E. Ben Tora was a co-founder of Kidoz Ltd. and has served as its Chief Executive Officer and Chief Revenue Officer since June 2013. Previously he served as General Manager and Chief Product officer at Bluesnap (formerly Plimus), which was acquired by Great Hill Partners in 2011. Mr. E. Ben Tora holds a bachelor’s degree in management and communication from the College of management in Tel Aviv. Mr. E. Ben Tora is a serial entrepreneur and senior executive in venture-backed and public Internet companies, both early and growth stage, bringing extensive experience in operating and scaling tech companies.

Fiona Curtis – Non-Executive Director

Ms. F. Curtis has served as a director of the Company since June 10, 2009. She has served as Compliance Officer and General Corporate Secretary for Counsel Limited, an Anguillan financial services corporation, since 2006. Ms. F. Curtis is the Managing Director of Counsel Limited. Ms. F. Curtis has been working in the financial services industry since 1990. She started at the brokerage firm, Burns Fry, in Toronto (now Nesbitt Burns, Bank of Montreal). She completed her Canadian Securities Course and became a licensed Securities Broker in 1992. She was educated in England, and attended the University of Toronto, Canada for her undergraduate degree. Ms. F. Curtis’s MBA in Finance & International Affairs was granted by the Rotman School of Business, University of Toronto. Ms. F. Curtis obtained her Associates Degree in Captive Insurance in 2018. She has also served as Chairman of the Board of Anguilla Finance (2016 - 2020), the marketing body for Anguilla Financial Services. Ms. F. Curtis is a Founding Member and Director of the Anguilla Compliance Association, now serving as Chairman.

Claes Kalborg – Non-Executive Director

Mr. C. Kalborg is a 20-year licensing veteran with experience from leading game companies such as Rovio (the makers of Angry Birds) and King.com (the makers of Candy Crush). Taking on the aptly named role of licensing guru, Mr. C. Kalborg has gathered close to 50 licensees and established a network of regional agents for Candy Crush around the world. Those agents include Striker Entertainment in the U.S. and Canada; Tycoon Enterprises in Latin America (except Argentina and Brazil); Tycoon 360 in Brazil; IMC in Argentina; Mediogen in Israel; Sinerji in Turkey; Pacific Licensing Studio in Southeast Asia; Wild Pumpkin Licensing in Australia and New Zealand; PPW in greater China; and Voozclub in Korea. Mr. C. Kalborg brings a wealth of experience and a deep network in licensing and technology to Kidoz Inc. In addition, Mr. C. Kalborg is a Non-Executive Director of LL Games and he is a partner in Swiss based Non Violence S.A owning the IP rights for the globally renowned symbol “The Knotted Gun” and a board member and partner in CF Entertainment holding global rights for the Crazy Frog.

Moshe David – Non-Executive Director

Mr. M. David is an Investor, Executive, Board Director and Chairman. Currently serves as CEO of RAFT Technologies and Board member at Omnisys, Mappo, and Technoso. Until September 2025 served as Chairman at Dairycs and, previously, during 2022 and 2023, Mr. David served as Investor and Resident Executive in Entree Capital and as Active Chairman at Wisesight, and as Board member and Advisor at Sweetch, Bria.ai and Swapp. Until early 2022 served as Chief Executive Officer at TIBA, a global leader in Parking revenue systems where he has quadrupled its revenue and became a global market leader. Prior to TIBA, Mr. David founded several companies and served as an Executive and Board member in several more, including NlightU, OzVision and TvPoint. Mr. David also served as deputy CEO managing Ness Technologies and as President of North America in Amdocs Inc., in both roles managing businesses of hundreds of millions of USD$ and thousands of employees around the globe. Mr. David started his career in the Israeli Airforce. He has a BA in Economics and Computer Science from Bar Ilan University in Israel, and an MBA Cum Laude from Boston University.

All of the nominees whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders’ meeting for which a management information circular was issued.

Management is not presently aware that any of the nominees will be unwilling to serve as a director of the Company if elected but in the event that, prior to the Annual Meeting, any vacancies occur in the slate of nominees submitted herewith, the enclosed Form of Proxy confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Company’s Board of the Directors, unless instructions have been given to refrain from voting with respect to the election of directors.

Unless otherwise specifically instructed, the persons whose name are printed on the enclosed Form of Proxy intend to vote at the Annual Meeting FOR the election of the nominees whose names are set forth above to the Board.

9.	COMPENSATION

Summary of NEO Compensation

Form 51-102F6V – “Statement of Executive Compensation-Venture Issuers”, adopted by the CSA defines “Named Executive Officers” or “NEOs” to include:

(a)	a Chief Executive Officer (“CEO”) of the Company or an individual performing functions similar to a CEO;
(b)	a Chief Financial Officer (“CFO”) of the Company or an individual performing functions similar to a CFO;
(c)	the most highly compensated executive officers of the Company, including any of its subsidiaries, (or the most highly compensated individuals acting in a similar capacity), other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and
(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Pursuant to Form 51-102F6V, the Company provides the following disclosure regarding all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, to each NEO and director in the most recently completed year, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the NEO or director for services provided, directly or indirectly, to the Company or a subsidiary of the Company.

Except as set forth in this Circular, no compensation has been awarded to, earned by, paid to, or become payable to any director or NEO, in any capacity with respect to the Company or its subsidiaries, and, to the best of management’s knowledge and belief, no compensation has been awarded to, earned by, paid to, or become payable to, a NEO or director, in any capacity with respect to the Company, by another person or company.

Director and named executive officer compensation, excluding compensation securities.

The Company’s approach to executive compensation is intended to: (i) deliver equitable remuneration to NEOs, reflecting their skills, background, responsibilities and compensation levels within the industry; (ii) encourage NEOs to maintain and enhance the Company’s results; and (iii) align the objectives of NEOs and other senior staff with those of the Company’s shareholders. In addition, the compensation framework is structured to attract and retain talented leaders, foster their development, and facilitate an orderly transition of management roles, thereby supporting the Company’s long-term governance and goals.

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:

Name and Principal Position	Year	Fees	Bonus	Committee or meeting fees	Value of perquisites	Value of all other compensation	Total compensation
		US$	US$	US$	US$	US$	US$
T.M. Williams -	2024	161,590	-	-	-	-	161,590
Chairman (1)	2023	159,089	-	-	-	-	159,089
	2022	168,734	-	-	-	-	168,734
J. M. Williams	2024	221,336	-	-	-	-	221,336
CEO (2)	2023	220,962	-	-	-	-	220,962
	2022	208,184	-	-	-	-	208,184
E. Ben Tora	2024	214,837	-	-	-	18,945	233,782
President & General	2023	208,840	-	-	-	18,940	227,779
Manager EMEA (3)	2022	236,103	-	-	-	13,300	249,403

H. W. Bromley	2024	203,810	-	-	-	-	203,810
CFO (4)	2023	200,277	-	-	-	-	200,277
	2022	196,064	-	-	-	-	196,064

T. H. Williams	2024	180,725	-	-	-	-	180,725
VP Product (5)	2023	178,341	-	-	-	-	178,341
	2022	182,556	-	-	-	-	182,556

Notes:

(1)	All of the compensation paid to the Named Executive Officer is paid to T.M. Williams (ROW), Ltd. for the services of Mr. T. M. Williams.

(2)	During the year ended December 31, 2022, Mr. J. M. Williams became an employee of Shoal Media (Canada) Inc., a wholly owned subsidiary of Kidoz Inc. Prior to Mr. J. M. Williams becoming an employee his compensation was paid to LVA Media Inc. for the services of Mr. J. M. Williams as CEO of the Company and Jayska Consulting Ltd for the marketing services of Mr. J. M. Williams. Mr. J. M. Williams is paid in Canadian Dollars (CAD$).

(3)	All of the compensation paid to the Named Executive Officer is paid to Mr. E. Ben Tora as an employee of Kidoz Ltd., a wholly owned subsidiary of Kidoz Inc. In addition, receives a car allowance recorded in other compensation. Mr. E. Ben Tora is paid in Israeli Shekels.

(4)	All of the compensation paid to the Named Executive Officer is paid to Bromley Accounting Services Ltd. for the services of Mr. H. W. Bromley. Bromley Accounting Services Ltd. is paid in Canadian Dollars (CAD$).

(5)	All of the compensation paid to the Named Executive Officer is paid to Farcast Operations Inc. for the services of Mr. T. H. Williams. Farcast Operations Inc. is paid in Canadian Dollars (CAD$)

Stock options and other compensation securities and instruments

The following options were granted in during the year ended December 31, 2024.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant		Issue, conversion or exercise price ($)		Closing price of security or underlying security on date of grant ($)		Closing price of security or underlying security at year end ($)	Expiry date

T.M. Williams (Chairman)	Stock Options	168,750 / 168,750 (1.64%)	March 26, 2024	CAD$	0.20	CAD$	0.155	CAD$	0.15	March 25, 2029
J. M. Williams (CEO)	Stock Options	168,750 / 168,750 (1.64%)	March 26, 2024	CAD$	0.20	CAD$	0.155	CAD$	0.15	March 25, 2029
E. Ben Tora (President & General Manager EMEA)	Stock Options	25,000 / 25,000 (0.24%)	March 26, 2024	CAD$	0.20	CAD$	0.155	CAD$	0.15	March 25, 2029
H. W. Bromley (CFO)	Stock Options	168,750 / 168,750 (1.64%)	March 26, 2024	CAD$	0.20	CAD$	0.155	CAD$	0.15	March 25, 2029
T. H. Williams (VP Product)	Stock Options	100,000 / 100,000 (0.97%)	March 26, 2024	CAD$	0.20	CAD$	0.155	CAD$	0.15	March 25, 2029

As at December 31, 2024:

1)	Mr. T. M. Williams holds in aggregate 518,750 stock options, which are made up as follows; - 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share; - 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share.
2)	Mr. J. M. Williams holds in aggregate 518,750 stock options, which are made up as follows; - 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share; - 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share.

3)	Mr. Eldad Ben Tora holds in aggregate 495,000 stock options, which are made up as follows; - 25,000 shares of common stock that may be issued upon the exercise of 25,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share - 270,000 shares of common stock that may be issued upon the exercise of 270,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share; - 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share.
4)	Mr. H. W. Bromley holds in aggregate 518,750 stock options, which are made up as follows; - 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share; - 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share.
5)	Mr. T. H. Williams Junior holds in aggregate 523,333 stock options, which are made up as follows; - 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share - 123,333 shares of common stock that may be issued upon the exercise of 123,333 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share; - 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share.

Exercise of Compensation Securities by Directors and NEOs

No Compensation Securities were exercised by NEOs or Directors during the most recently completed financial year ended December 31, 2024.

Particulars of the 2024 Stock Option Plan

The Company currently has in place a 10% “rolling” stock option plan, which was most recently approved by the shareholders at the annual general meeting held on November 30, 2024 (the “2024 Stock Option Plan”), which replaced the 2015 Stock Option Plan. See Section 10 – Particulars of Matters to be Acted Upon – a) 2024 Stock Option Plan.

Our Board of Directors administers the 2024 Stock Option Plan. Our Board is authorized to construe and interpret the provisions of the 2024 Stock Option Plan, to select employees, directors, and consultants to whom options will be granted, to determine the terms and conditions of options and, with the consent of the grantee, to amend the terms of any outstanding options. The 2024 Stock Option Plan provides for the granting of stock options to the employees, directors, advisors, and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications.

Unless otherwise specified, all capitalized terms used in the following summary have the same meanings as those given to such terms in the 2024 Stock Option Plan and previously the 2015 Stock Option Plan.

Our Board determines the terms and provisions of each option granted under the Stock Option Plans, including the exercise price, vesting schedule, repurchase provisions, rights of first refusal and form of payment. The Plans shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date, inclusive of all Shares presently reserved for issuance pursuant to previously granted stock options, unless shareholder approval is obtained in advance. The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Company’s Shares traded through the facilities of the Exchange on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required or permitted by the Exchange.

The term of options under the Stock Option Plans will be determined by our Board; however, the term of the stock option may not be for more than ten years. Where the award agreement permits the exercise of an option for a period of time following the recipient’s termination of service with us, disability, or death, that option will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the option, whichever occurs first.

If a third party acquires the Company through the purchase of all or substantially all of our assets, a merger or other business combination, except as otherwise provided in an individual award agreement, all unexercised options will terminate unless assumed by the successor corporation.

Under the 2024 plan we have reserved 10% of the number of Shares of the Company issued and outstanding as of each Award Date. Pursuant to this plan we have 10,359,750 stock purchase options (2023 - 8,066,000) outstanding at December 31, 2024.

At the Annual Meeting, the Company will ask its shareholders to pass an ordinary resolution to, among other things, to ratify the 2024 Stock Option Plan, as described above and under the heading “Particulars of Matters to Be Acted Upon – 2024 Stock Option Plan”. Options granted under the 2015 Stock Option Plan will continue to be governed by the 2015 Stock Option Plan. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan.

Employment, consulting and management agreements

The Company’s subsidiaries have employment agreements with Jason Williams and Eldad Ben Tora, the material terms of which are set out in the table below:

Person	Employment Company	Amount
Jason Williams	Shoal Media Canada Inc.	CAD$	293,950
Eldad Ben Tora	Kidoz Ltd.	NIS	601,800	(1)

(1) Mr. Eldad Ben Tora receives a car allowance of approximately US$18,900 per annum.

The Company has the following management consulting agreements with related parties:

Company	Person	Role	Annual amount
T.M. Williams (ROW), Ltd.	T. M. Williams	Chairman	USD$	164,800
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$	221,450
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$	247,200

All these employment or consulting agreements have the following terms. If the employment or consulting agreement is terminated without cause, the Company is to pay to the employee or consultant an amount equal to one year compensation.

In the event of a Change of Control, the employee or consultant has the right to terminate the agreement within 60 days of the date of any Change of Control by giving the Company one month’s written notice of such termination. In the event of such termination of the employment or consulting agreement:

(a) the Company will pay to the employee or the consultant an amount equal one year of compensation.

(b) any unvested stock options shall vest immediately upon the employee or consultant’s termination of employment or consulting agreement.

Oversight and Description of Director and NEO Compensation

The Company’s compensation committee (the “Compensation Committee”) consisting of Moshe David (Chairman), Claes Kalborg and Fiona Curtis has the responsibility for determining compensation for the directors and senior management on an annual basis. To determine compensation payable, the Compensation Committee reviews compensation paid to directors and NEOs of companies of a similar size and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the Compensation Committee periodically reviews the performance of the NEOs in light of the Company’s objectives and consider(s) other factors that may have impacted the success of the Company in achieving its objectives.

At the request of the Compensation Committee, other directors may, from time to time, provide recommendations to the Compensation Committee with respect to compensation for the Company’s NEOs.

The compensation program’s objectives are to:

●	Attract and retain qualified and experienced executives to drive the continued development of the Company, thereby creating shareholder value; and

●	Provide executives, through independent research and analysis, with appropriate salaries and incentives and encourage the achievement of specific milestones with respect to the development of the Company.

Compensation for the Company’s NEOs consists of: (i) base cash salary or consulting fee; (ii) cash bonus payments for achievement of specific milestones or benchmarks; and (iii) option grants pursuant to the Company’s stock option plan.

The compensation is established in such a way as to compensate the executive officers and other key employees considering the Company’s objectives and performance. The Compensation Committee has not retained an independent firm to prepare comparative market data in light of its size. However, the Compensation Committee considers the market in determining the overall compensation of executive officers.

Stock Options

The 2024 Stock Option Plan is intended to emphasize management’s commitment to the growth of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the 2024 Stock Option Plan. In granting stock options, the Board reviews the total of stock options available under the 2024 Stock Option Plan and recommends grants to newly retained executive officers at the time of their appointment and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. The stock option grants may contain vesting provisions in accordance to the 2024 Stock Option Plan.

Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

10.	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain details as at December 31, 2024, the end of the Company’s last financial year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (1)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	10,359,750	$0.32	2,770,700
Equity compensation plans not approved by security holders	0	0	0
Total	10,359,750	$0.32	2,770,700

Notes:

(1)	Options issued pursuant to the 2024 and 2015 Stock Option Plans.

During the fiscal year ended December 31, 2024, there was no repricing of options granted to any of optionees.

During the fiscal year ended December 31, 2024, there were 2,318,750 options granted at CAD$0.20 (approximately US$0.15). As of the date hereof, there are a total of 3,084,600 options with an exercise price of CAD$0.50 (approximately US$0.39) per share, 1,006,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share, 200,000 options with an exercise price of CAD$0.66 (approximately US$0.53) per share, 1,805,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 2,268,750 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 2,143,333 options with an exercise price of CAD$0.25 (approximately US$0.18) per share outstanding to directors, officers, employees and consultants.

11.	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the Record Date, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries, which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(ii) is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, in relation to a securities purchase program or other program.

12.	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” of the Company means; (a) a director or executive officer of the Company; (b) any person or company who beneficially owns, directly or indirectly, Common Shares of the Company or who exercises control or direction over Common Shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, other than Common Shares held by the person or company as underwriter in the course of a distribution.

To the knowledge of the Company, no director, proposed nominee for election as a director, or informed person of the Company, and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company or any of its subsidiaries.

13.	APPOINTMENT OF AUDITOR

The management of the Company proposes Davidson & Company LLP, Chartered Accountants, be appointed as independent auditor of the Company for the fiscal year ending December 31, 2025. Davidson & Company LLP, Chartered Accountants have been engaged as the Company’s independent auditors since February 4, 2010. There were no disputes or disagreements between Davidson & Company LLP, Chartered Accountants and the Company during the previous three fiscal years on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure which disagreements, if not resolved to the satisfaction of Davidson & Company LLP, Chartered Accountants would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

During the Company’s most recent fiscal year ending December 31, 2024, there were no reportable events with Davidson & Company LLP, Chartered Accountants, required to be disclosed by Item 304(a) (1) (v) of Regulation S-K of the SEC.

The Company does not expect a representative of Davidson & Company LLP, Chartered Accountants, to be present at the Annual Meeting and, that being the case, they will not be available at the Annual Meeting to respond to questions.

Except where authority to vote on the appointment of the independent auditor of the Company is withheld, persons named in the accompanying Form of Proxy will vote FOR the appointment of Davidson & Company LLP, Chartered Accountants, as independent auditor of the Company to hold office until the next annual meeting of shareholders or until its successor is appointed, at such remuneration as may be determined by the Board.

Disclosure of Auditor Fees

Audit Fees: Fees paid or to be paid to Davidson & Company LLP, Chartered Accountants, in connection with the audit of the Company’s annual financial statements for the year ended December 31, 2024, totaled approximately $105,014 (2023 - $108,514).

Financial Information Systems Design and Implementation Fees:

The Company did not engage Davidson & Company LLP, Chartered Accountants to provide services to the Company regarding financial information systems design and implementation during the year ended December 31, 2024.

All Other Fees:

Fees paid to Davidson & Company LLP, Chartered Accountants by the Company during the year ended December 31, 2024, for tax advisory and other consultation services were $nil (2022 - $nil).

14.	CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines, National Instrument 58-101 Disclosure of Corporate Governance Practices and Policy 3.1 Directors, Officers, Other Insiders & Personnel and Corporate Governance of the TSX Venture Exchange Manual set out a series of guidelines for effective corporate governance. These are not prescriptive but have been used by the Company in adopting its corporate governance practices. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Company, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The Board and senior management of the Company consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The following is the Company’s required annual disclosure of its corporate governance practices.

a) Board of Directors

The Board considers Messrs. Fiona Curtis, Claes Kalborg and Moshe David, to be “independent” directors within the meaning of National Instrument 52-110 Audit Committee (“NI 52-110”).

b) Board mandate

The Board assumes responsibility for the stewardship of the Company. The mandate of the Board is to supervise the business, provide leadership and direction to Management, evaluate Management and the affairs of the Company and its subsidiaries, as well as establish strategic direction and objectives. The Board considers good corporate governance to be central to the effective and efficient operation of the Company and regularly reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Company is required to disclose certain information relating to its corporate governance practices as set out in Schedule “A”. The Board of Directors has adopted a written mandate to formalize its responsibilities, a copy of which is attached to this circular as Appendix “I”.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement.

The Board conducts a strategic planning process annually to identify the Company’s financial and other objectives.

Risk identification is specially addressed by the Board in connection with material transactions. The Board examines all issues relating to the Company’s communications with its shareholders, financial analysts and the media.

As a subcommittee of the Board, the Audit Committee, in consultation with the independent auditor of the Company, monitors the integrity of the Company’s financial reporting processes as well as the adequacy of its internal accounting controls.

The Board recommends nominees to the shareholders for election as directors. Immediately following each annual general meeting, the Board appoints an Audit Committee and a Corporate Governance & Compensation Committee and the chairperson of each committee. The Board elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO, CFO and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the CEO, appoints the senior officers of the Company and approves the senior Management structure of the Company.

c) Orientation and Continuing Education

The Board does not have any formal policies with respect to the orientation of new directors nor does it take any measures to provide continuing education for the directors. At this stage of the Company’s development the Board does not feel it necessary to have such policies or programs in place.

d) Ethical business conduct

Each director of the Company, in exercising his power and discharging his duties, must act honestly and in good faith with a view to the best interests of the Company and further must act in accordance with the law and applicable regulations, policies and standards. In their regular dealing with senior management and employees of the Company, each member of the Board encourages and promotes ethical business conduct. The Company has adopted a formal Code of Business Conduct and Ethics and these are reviewed regularly by the board.

e) Compensation

The Compensation Committee is responsible for determining the compensation of the directors and officers. Compensation is comprised of stock options granted from time to time under the security based compensation plan(s) of the Company. Reference is made to section 8 of this Circular entitled “Compensation” for details on the annual compensation of the Chief Executive Officer of the Company.

f) Board Committees

We currently have three committees of our Board of Directors.

●	Audit Committee – Committee members – F. Curtis*, C. Kalborg, and M. David.

This committee reviews the financial statements and the financial reporting process of the Company and recommends to the board the approval of the financial statements. This is discussed further in Appendix II.

●	Corporate Governance Committee – Committee members – F. Curtis*, J. Williams and C. Kalborg.

This committee reviews the ethics policy of the Company and ensures compliance. It makes recommendations to the board for improvement in Corporate Governance. In addition, it will be this committee to whom a whistle blower will report.

●	Compensation Committee – Committee members – M. David*, T.M. Williams, C. Kalborg, and F. Curtis.

This committee will propose the appointment and remuneration of the Chief Executive Officer including salary, stock options, and bonuses.

* Indicates the Chairman of the Committee.

The Composition of the Committees will be elected at the first board meeting subsequent to the Annual Meeting.

15.	AUDIT COMMITTEE INFORMATION

a) Audit Committee charter

The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. A copy of the Mandate of the Audit Committee is attached to this Circular as Appendix “II”.

b) Report of the Audit Committee

The Audit Committee has met and held discussions with management and the Company’s independent registered public accounting firm. Management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the Company’s independent registered public accounting firm. The Audit Committee discussed with the Company’s independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61. (Communications with Audit Committees)

The Audit Committee has received from its independent registered public accounting firm the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committee), relating to their independence, and the Audit Committee discussed with the independent auditors any relationships that may impact on the firm’s objectivity and independence and satisfied itself as to the auditors’ independence.

Based on the Audit Committee’s discussion with management and the Company’s independent registered public accounting firm and its review of the representation of management and the report of such independent registered public accounting firm to the Audit Committee, the Audit Committee recommended that the Board of directors include the Audited Financial Statements and the Management Discussion and Analysis for the year ended December 31, 2024.

C. Kalborg, F. Curtis, and M. David, members of the Audit Committee.

16.	PARTICULARS OF MATTERS TO BE ACTED UPON

a)	2024 Stock Option Plan

On November 24, 2021, the TSX Venture Exchange (“TSX-V”) updated its Policy 4.4 – Security Based Compensation of the TSX-V Corporate Financial Manual (“Policy 4.4”) with respect to the treatment of stock options and other securities based compensation for TSX-V listed issuers. In accordance with the updated policy, on August 20, 2024, the Board approved and adopted a new 10% “rolling” stock option plan (the “2024 Stock Option Plan”) and was approved by the shareholders at the November 23, 2024 Annual General meeting. The 2024 Stock Option Plan complies with the updated Policy 4.4 and replaces the 2015 Stock Option Plan. On October 1, 2024 the TSX-V conditionally approved the 2024 Option Plan, subject to the shareholders’ approval at the Annual Meeting. Options granted under the 2015 Stock Option Plan will continue to be governed by the 2015 Stock Option Plan. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan.

At the Annual Meeting, the Company will be asking its shareholders to ratify by way of an ordinary resolution set forth below (the “Option Plan Resolution) the 2024 Stock Option Plan, and reserving Common Shares from treasury for issuance under the 2024 Stock Option Plan. The TSX-V requires all listed companies having security based compensation plans that are “rolling up to 10%” to obtain shareholder approval of such security based compensation plans annually. Accordingly, the Company will once again seek shareholder approval of the 2024 Option Plan at the Annual Meeting.

The Company’s stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value, since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years.

Particulars of the 2024 Stock Option Plan

A summary of the material terms of the 2024 Stock Option Plan is provided below. Please refer to Schedule 1 in this Management Information Circular for the full text of the 2024 Option Plan. This summary is qualified in its entirety by the full text of the 2024 Stock Option Plan. Unless otherwise specified, all capitalized terms used in the following summary have the same meanings as those given to such terms in the 2024 Stock Option Plan.

Eligible Participants:	Stock options shall be granted only to Directors, Officers, Employees, Management Company Employees or Consultants of the Company (or any of its subsidiaries) (“Eligible Participants”). Subject to the foregoing, the Board shall have full and final authority to determine the Eligible Participants who are to be allocated and granted stock options under 2024 Stock Option Plan. The Company and the Eligible Participant are responsible for ensuring and confirming that the Eligible Participant is a bona fide Eligible Participant.

Number of Shares Reserved:

The maximum number of Common Shares which may be issuable pursuant to outstanding stock options granted under the 2024 Stock Option Plan and any other “rolling up to 10%” plans adopted by the Company, from time to time, shall be equal to a maximum of 10% of the total number of issued and outstanding Common Shares calculated on the date a stock option is granted or issued.

The 2024 Stock Option Plan is an “evergreen” plan meaning any cancellation, expiration or exercise of stock options will, subject to the overall limit described above, make new grants available under the 2024 Stock Option Plan resulting in a reloading of the number of stock options available for grant.

Term of Options:	Stock options granted under the 2024 Stock Option Plan can be exercisable for a maximum of 10 years from the date of grant, or such other maximum amount of time as may be allowable under the TSX-V policies.

Maximum Options per Person:

Unless the Company has obtained Disinterested Shareholder Approval: (i) the number of Common Shares reserved for issuance to any one Eligible Participant pursuant to all Security Based Compensation Plans of the Company during any 12-month period may not exceed 5% of the issued and outstanding Common Shares at the time of grant; (ii) the maximum aggregate number of Common Shares that are issuable under all Security Based Compensation Plans of the Company awarded to Insiders as a group may not exceed 10% of the issued and outstanding Common Shares of the Company at any point in time; (iii) the maximum aggregate number of Common Shares that are issuable under all Security Based Compensation Plans of the Company awarded to Insiders as a group may not exceed 10% of the issued and outstanding Common Shares of the Company at the time of grant; and (iv) the maximum aggregate number of Common Shares that are issuable under all Security Based Compensation Plans of the Company granted or issued in any 12-month period to Insiders as a group may not exceed 10% of the issued and outstanding Shares of the Company at the date of grant.

The maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to (i) any one Consultant; and (ii) all persons retained to perform Investor Relations Activities for the Company, may not exceed 2% of the issued and outstanding Shares of the Company, in any twelve-month period, calculated at the Award Date.

Termination of Stock Option:	In the event of the death of an Eligible Participant the stock options held by such Eligible Participant will be exercisable for the lesser of (i) expiry of the stock options; and (ii) 12 months. Unless otherwise determined by the Board, if an Eligible Participant ceases to be an Eligible Participant for any reason, other than for cause or death, such Eligible Participant may exercise any stock option within the period that is 30 days from the period they cease to be an Eligible Participant. Where an Eligible Participant is terminated for cause, the stock options granted to such Eligible Participant shall immediately be cancelled. Unless otherwise determined by the Board or as otherwise agreed in any contract with any Eligible Participant which has been approved by the Board, if any Eligible Participant that is retained to perform Investor Relations Activities ceases to be an Eligible Participant, any options held by such Eligible Participant shall immediately be cancelled.

Exercise Price:	The exercise price of a stock option shall be set when such stock option is granted. The minimum exercise price per Common Share shall not be less than the “Discounted Market Price” (as defined in TSX-V Policy 1.1 – Interpretations) allowed by the TSX-V. Where the exercise price of a stock option is at a discount to Market Price or where otherwise required under the TSX-V Policies, all stock options and any Common Shares issued under such stock options exercised prior to the expiry of the Exchange Hold Period shall be legended with the Exchange Hold Period commencing on the date the stock options were granted. The exercise price will be expressed in Canadian Dollars.

Assignment:	Stock options may not be assigned or transferred other than to an Eligible Participant’s personal RRSP or RRIF accounts or a company wholly owned by an Eligible Participant. Any transfer or issuance to a personal RRSP, RRIF or wholly owned company will be subject to certain restrictions on transfer and control of those personal entities.

Exercise Restrictions:	The Board may attach restrictions relating to the exercise of any stock option, including vesting provisions. Any such restrictions shall be recorded on the applicable option certificate. Stock options issued to persons retained to perform Investor Relations Activities must vest in stages over at least twelve months with not more than one-quarter of the stock options vesting in any three-month period.

Administration:	The 2024 Stock Option Plan shall be administered by the Board, or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the 2024 Stock Option Plan.

Adjustments:	The 2024 Stock Option Plan contains provisions for adjustment in the number of Common Shares or other property issuable on exercise of stock options in the event of a share consolidation, split, reclassification or other relevant change in the Common Shares, or a rights offering, amalgamation, merger or other relevant change in the Company’s corporate structure, or any other relevant change in the Company’s capitalization. Notwithstanding the provisions of the 2024 Stock Option Plan, upon the occurrence of a consolidation, reorganization, merger, amalgamation, statutory arrangement or other arrangement, the Board shall have the discretion to accelerate the vesting provisions of the stock options such that the stock options shall be immediately exercisable and terminate immediately before the occurrence of such transaction.

Amendment and Termination of, and Amendments to, the 2024 Stock Option Plan:

The Board may at any time, and from time to time, and without shareholder approval, amend the 2024 Stock Option Plan to fix typographical errors or to clarify the existing provisions of the 2024 Stock Option Plan that do not substantively alter the scope, nature and intent of the provisions; or terminate the 2024 Stock Option Plan. Except as described below, any other amendment shall require the approval of the TSX-V.

Notwithstanding the foregoing and any TSX-V approval to an amendment, the Company may not do any of the following without disinterested shareholder approval: (i) amend the percentage of Common Shares issuable under the 2024 Stock Option Plan; (ii) amend the limitations on stock options issuable to a single person; (iii) amend the provisions related to stock option pricing or the method for determining the exercise price of stock options; (iv) alter the definition of “Eligible Participant” or the Persons eligible to participate in the 2024 Stock Option Plan; (v) reduce the exercise price of any stock option issued under the 2024 Stock Option Plan issued to an insider; (vi) extend the expiry date of any stock option issued under the 2024 Stock Option Plan to an insider; or (vii) amend the expiry and termination provisions in the 2024 Stock Option Plan.

The Company may amend the terms of a stock option without the acceptance of the TSX-V in the following circumstances, (i) to reduce the number of Common Shares under stock option; (ii) to increase the exercise price of a stock option; or (iii) to cancel a stock option.

Option Plan Resolution

Pursuant to the requirements of the TSX-V, the 2024 Stock Option Plan must be approved by a simple majority of the votes cast by the shareholders at the Annual Meeting. At the Annual Meeting, shareholders will be asked ratify the following ordinary resolution:

“RESOLVED, as an ordinary resolution, that:

1.	the Company’s 10% “rolling” stock option plan (the “2024 Stock Option Plan”) described in, and appended to, the Management Information Circular of the Company dated October 7, 2025, be and is hereby ratified, and shall thereafter continue and remain in effect until ratification is required pursuant to the rules of the TSX-V or other applicable regulatory requirements;

2.	the number of Common shares in the capital of the Company (“Common Shares”) reserved for issuance under the 2024 Stock Option Plan, together with the Company’s other security based compensation plans in existence from time to time, is 10% of the then issued and outstanding Common Shares;

3.	the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of 2024 Stock Option Plan to qualified directors, officers, employees, management company employees or consultants of the Company (or any of its subsidiaries);

4.	all unallocated stock options, rights or other entitlements available under the 2024 Stock Option Plan are hereby approved an authorized; and

5.	any one director or officer of the Company, for and on behalf of the Company, be and is hereby authorized to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this resolution and the matters authorized hereby (including to make any changes to the 2024 Stock Option Plan, if required by the TSX-V), such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board of Directors unanimously recommends that you vote FOR in respect of the Option Plan Resolution. Unless otherwise specifically instructed, the persons whose name are printed on the enclosed Form of Proxy intend to vote at the Annual Meeting FOR in respect of the Option Plan Resolution.

b)	Equity Awards Plan

On April 1, 2025, the Board adopted the Equity Awards Plan, a new security-based compensation plan. The TSX-V conditionally approved the 2024 Option Plan, subject to the shareholders’ approval at the Annual Meeting. The purpose of the Equity Awards Plan is to provide the Company with the means to encourage, attract, retain and motivate eligible participants by granting rights to receive, for no additional consideration, cash or common shares in the capital of Kidoz (“Common Shares”) upon specified vesting criteria being satisfied.

At the Annual Meeting, the Company will be asking its shareholders to consider, and if thought fit, pass with or without amendment, an ordinary resolution set forth below, ratifying, confirming and approving the adoption of the Company’s Equity Award Plan dated April 1, 2025 (the “Equity Awards Plan”), and reserving Common Shares from treasury for issuance under the Equity Awards Plan.

The Equity Awards Plan is intended to complement the Company’s 2024 Stock Option Plan (the “Option Plan”). The Equity Awards Plan, together with the Company’s Option Plan constitute “rolling up to 10% and fixed up to 10%” plans for purposes of the policies of the TSX-V. The TSX-V requires all listed companies having security based compensation plans that are “rolling up to 10% and fixed up to 10%” to obtain shareholder approval of such security based compensation plans annually. Accordingly, subject to the shareholders’ approval at the Annual Meeting, the Company will need to once again seek shareholder approval of the Equity Awards Plan at the 2026 annual general meeting of the Company.

Particulars of the Equity Awards Plan

A summary of the material terms of the Equity Awards Plan is provided below. Please refer to Schedule 2 in this Management Information Circular for the full text of the Equity Awards Plan.

Under the terms of the Equity Awards Plan, the Company may grant Restricted Share Units, Deferred Share Units and/or Performance Share Units up to a fixed maximum limit of 13,130,450 Common Shares, being 10% of the issued and outstanding Common Shares as of April 1, 2025. No stock options may be issued under the Equity Awards Plan.

This summary is qualified in its entirety by the full text of the Equity Awards Plan. Unless otherwise specified, all capitalized terms used in the following summary have the same meanings as those given to such terms in the Equity Awards Plan.

Eligible Participants:	Equity Awards shall be granted only to Directors, Officers, Employees, Management Company Employees or Consultants of the Company (or any of its subsidiaries) (“Eligible Participants”). Subject to the foregoing, the Board shall have full and final authority to determine the Eligible Participants who are to be allocated and granted Equity Awards under Equity Awards Plan. The Company and the Eligible Participant are responsible for ensuring and confirming that the Eligible Participant is a bona fide Eligible Participant.

Number of Shares Reserved:	The maximum number of Common Shares which may be issuable pursuant to outstanding Equity Award issued under the Equity Awards Plan is 13,130,450 Common Shares, being 10% of the issued and outstanding Common Shares as of April 1, 2025.

Maximum Options per Person:

Unless the Company has obtained Disinterested Shareholder Approval: (i) the number of Common Shares reserved for issuance to any one Eligible Participant pursuant to all Security Based Compensation Plans of the Company during any 12-month period may not exceed 2% of the issued and outstanding Common Shares at the time of issuance; (ii) the maximum aggregate number of Common Shares that are issuable under all Security Based Compensation Plans of the Company awarded to Insiders as a group may not exceed 5% of the issued and outstanding Common Shares of the Company at any point in time; (iii) the maximum aggregate number of Common Shares that are issuable under all Security Based Compensation Plans of the Company awarded to Insiders as a group may not exceed 10% of the issued and outstanding Common Shares of the Company at the time of issuance and (iv) the maximum aggregate number of Common Shares that are issuable under all Security Based Compensation Plans of the Company granted or issued in any 12-month period to Insiders as a group may not exceed 10% of the issued and outstanding Shares of the Company at the date of issuance.

The maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to (i) any one Consultant; and (ii) all persons retained to perform Investor Relations Activities for the Company, may not exceed 2% of the issued and outstanding Shares of the Company, in any twelve-month period, calculated at the Award Date.

Termination of Equity Award:	In the event of the death of an Eligible Participant the Equity Award held by such Eligible Participant will be exercisable for the lesser of (i) expiry of the Equity Award; and (ii) 12 months. Unless otherwise determined by the Board, if an Eligible Participant ceases to be an Eligible Participant for any reason such Eligible Participant may exercise any Equity Award within the period that is 12 months from the period they cease to be an Eligible Participant.

Administration:	The Equity Awards Plan shall be administered by the Board, or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Equity Awards Plan.

Amendment and Termination of, and Amendments to, the Equity Awards Plan:

The Board may at any time, and from time to time, and without shareholder approval, amend the Equity Awards Plan to fix typographical errors or to clarify the existing provisions of the Equity Awards Plan that do not substantively alter the scope, nature and intent of the provisions; or terminate the Equity Awards Plan. Except as described below, any other amendment shall require the approval of the TSX-V.

Notwithstanding the foregoing and any TSX-V approval to an amendment, the Company may not do any of the following without disinterested shareholder approval: (i) amend the percentage of Common Shares issuable under the Equity Awards Plan; (ii) amend the limitations on Equity Award issuable to a single person; (iii) alter the definition of “Eligible Participant” or the Persons eligible to participate in the Equity Awards Plan.

The Company may amend the terms of the Equity Award without the acceptance of the TSX-V in the following circumstances, (i) to reduce the number of Common Shares under stock option; or (ii) to cancel an Equity Award.

Equity Awards Plan Resolution

Pursuant to the requirements of the TSX-V, the Equity Awards Plan must be approved by a simple majority of the votes cast by the shareholders at the Annual Meeting. At the Annual Meeting, shareholders will be asked to consider and, if thought fit, to pass, with or without modification, the following ordinary resolution:

“RESOLVED, as an ordinary resolution, that:

1.	the Company’s proposed 10% Equity Awards Plan in substantially the form described in, and appended to Schedule 2 to the Company’s management information circular dated October 7, 2025 (the “Equity Awards Plan”), be and is hereby ratified, confirmed and approved subject to acceptance by the TSX Venture Exchange (the “TSX-V”), and shall thereafter continue and remain in effect until ratification is required pursuant to the rules of the TSX-V or other applicable regulatory requirements;

2.	the number of Common shares in the capital of the Company (“Common Shares”) reserved and allotted for issuance in accordance with the terms of the Equity Awards Plan, is 13,130,450 Common Shares, being 10% of the issued and outstanding Common Shares as of April 1, 2025;

3.	the Company be and is hereby authorized to issue the Awards (as defined in the Equity Awards Plan) pursuant to and subject to the terms and conditions of the Equity Awards Plan to qualified directors, officers, employees, management company employees or consultants of the Company (or any of its subsidiaries);

4.	all unallocated Awards (as defined in the Equity Awards Plan), rights or other entitlements available under the Equity Awards Plan are hereby approved an authorized; and

5.	any one director or officer of the Company, for and on behalf of the Company, be and is hereby authorized to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this resolution and the matters authorized hereby (including to make any changes to the Equity Awards Plan, if required by the TSX-V), such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board of Directors unanimously recommends that you vote FOR in respect of the Equity Awards Plan Resolution. Unless otherwise specifically instructed, the persons whose name are printed on the enclosed Form of Proxy intend to vote at the Annual Meeting FOR in respect of the Equity Awards Plan Resolution.

17.	DIVERSITY

Federal distributing corporations, including venture issuers, created under the Canada Business Corporations Act (CBCA) must disclose information to their shareholders on the diversity of their boards of directors and senior management teams.

A corporation’s senior management team includes any of the following;

●	chair and vice-chair of the board of directors
●	president of the corporation
●	chief executive officer and chief financial officer
●	vice-president in charge of a principal business unit, division or function, including sales, finance or production
●	anyone who performs a policy-making function within the corporation.

Corporations have to report on the representation of four (4) designated groups defined in the Employment Equity Act, on their board of directors and senior management teams;

●	Women
●	Indigenous peoples (First Nations, Inuit and Métis)
●	Members of visible minorities, and
●	Persons with disabilities.

The diversity information disclosed in this document reflects the Company’s situation as of October 7, 2025.

The Company is in the opinion that diversity in the workplace makes good business sense and can help advance its goals.

Term limits for directors or other mechanisms of board renewal

The Company has not adopted term limits (either in age or a tenure limit) for directors or other mechanisms of board renewal for the following reasons;

●	the By-laws of the Company do not specifically allow for tenure limits, and
●	setting age limit could be seen as a discriminative measure

Written policy relating to the identification and nomination of directors from the designated groups

The Company’s has not adopted a written policy relating to the identification and nomination of directors from the above-mentioned designated groups for the following main reason;

●	the Company’s approach in the identification and nomination of directors is to pick the best candidate available, regardless of race, physical appearance, age or sex.

Consideration of the level of representation of designated groups

The board of directors or its nominating committee does not consider the level of representation of the above-mentioned designated groups on the board or among senior management for the following main reason;

●	in the view of the Company, considering the level of representation of the above-mentioned designated groups is in conflict with its approach to appoint or hire the best available candidate regardless of race, physical appearance, age or sex.

Total number of directors on the board of directors and senior management members

Board of directors	6
Senior management	2

Representation of designated groups on the board of directors

Designated groups	Number	Percentage
Women	1	16.67%
Indigenous peoples	0	0%
Members of visible minorities	0	0%
Persons with disabilities	0	0%
Number of individuals that are members of more than one designated group	0	0%

Representation of designated groups among senior management team

Designated groups	Number	Percentage
Women	0	0%
Indigenous peoples	0	0%
Members of visible minorities	0	0%
Persons with disabilities	0	0%
Number of individuals that are members of more than one designated group	0	0%

18.	OTHER BUSINESS

Management of the Company knows of no matters or amendments or changes to the Notice of Meeting, nor of any matters which are not known to management to be discussed other than those referred to in the Notice. However, if any amendments, changes, or other matters should properly come before the Annual Meeting, the enclosed Form of Proxy gives discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

19.	ADDITIONAL INFORMATION

Transfer Agent

Computershare Investor Services Ltd. located at Computershare Investor Services Inc. (Attention: Proxy Department), 320 Bay Street, 14th Floor, Toronto, ON, M5H 4A6, Canada, is the transfer agent for the shares of Common Stock of the Company.

Voting

A shareholder may vote their shares via telephone by calling: 1-866-732-VOTE (8683) Toll Free or via the internet at www.investorvote.com. To vote by telephone or internet you will need your control number listed on the proxy card.

Additional information

Additional information relating to the Company is available on the Company’s profile on SEDAR+ at www.sedarplus.ca, on the Company’s profile on Edgar at www.sec.gov and on the Company’s website at www.investor.kidoz.net. Financial information relating to the Company is provided in the Company’s consolidated audited financial statements for the year ended December 31, 2024 and the related management’s discussion and analysis (the “MD&A”). Shareholders who wish to obtain a free copy of the Consolidated Audited Financial Statements and MD&A of the Company may contact the Company at Pacific Centre: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada or email henry@kidoz.net, Attention: H. Bromley, CFO

KIDOZ INC.

By Order of the Board of Directors

/s/ “J. M. Williams”
J. M. Williams
Chief Executive Officer

Vancouver, Canada
October 7, 2025

SCHEDULE “A”

KIDOZ INC.

Disclosure of Corporate Governance Practices

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1. Board of Directors

Disclose the identity of the directors who are independent.

Of the six proposed members of the Board of Directors, three members are considered by the Board to be independent Directors. In reaching this conclusion, the Board of Directors took the view that C. Kalborg, F. Curtis, and M. David are independent directors.

Disclose the identity of directors who are not independent and describe the basis for that determination.

T. M. Williams, the Chairman of the Company, J. M. Williams, the CEO, and Eldad Ben Tora President and GM of EMEA and Prado are members of management and, accordingly, are not considered to be independent of the Company.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer.

Mr. C. Kalborg is a Non-Executive Director of LL Games and he is a partner in Swiss based Non Violence S.A owning the IP rights for the globally renowned symbol “The Knotted Gun” and a board member and partner in CF Entertainment holding global rights for the Crazy Frog.

There is no other director who is a director of any other issuer.

2. Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors is responsible for supervising the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board of Directors has adopted a written mandate to formalize its oversight responsibilities, a copy of which is attached to this circular as Appendix “I”. The Board of Directors’ mandate is fulfilled in part through its standing Audit Committee, Corporate Governance and Compensation Committee. The Board discharges its responsibilities directly and indirectly through these three standing committees and acts with a view to the best interests of the Company and its shareholders with the primary objective of creating value for its shareholders commensurate with a recognition of the Company’s obligations to its other stakeholders including its licensors and employees.

At no less than quarterly meetings, the members of the Board (i) review and discuss operational, financial and other reports which they have received in advance of the meeting; (ii) receive reports from the Chief Executive Officer; (iii) discuss issues and developments relating to current Company business; (iv) receive and discuss reports from the committees of the Board; and (v) approve and make such recommendations as are appropriate and required. In addition, at least once a year the Board reviews the annual business plan of the Company.

All major decisions involving material contracts, acquisitions, divestitures, significant capital expenditures, investments and strategic alliances are subject to approval by the Board. As well, any decisions concerning the Company’s capital, the issue, appointments to Board committees and the approval of all continuous and public disclosure documents are made by the Board.

In fulfilling its mandate, the Board of Directors, directly or through one of its committees, is responsible for the following:

●	The adoption of a strategic planning process for the Company;

●	The identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems and management of these risks by undertaking thorough reviews of operations, sales, marketing reports, Audit Committee reports and findings of the Company’s external auditors to identify the principal risks to the Company’s business;

●	Succession planning for the Company including the appointment, training and monitoring of senior management; and

●	The integrity of the Company’s internal control and management information systems.

Page A - 1

3. Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly described how the board delineates the role and responsibilities of each such position.

Pursuant to the Board’s written mandate, the Board is responsible for developing position descriptions for the Chair of the Board and the chair of each Board committee:

●	Chairman of the Board

The Chairman of the Board is responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Company’s business.

●	Chairman of the Audit Committee

The Chairman of the Audit Committee is responsible for overseeing the performance by the Audit Committee of its duties, for assessing the effectiveness of the Audit Committee and individual committee members and for reporting periodically to the Board.

●	Chairman of the Corporate Governance

The Chairman of the Corporate Governance Committee is responsible for overseeing the performance by the Corporate Governance Committee of its duties, for assessing the effectiveness of the Corporate Governance Committee and individual committee members and for reporting periodically to the Board.

●	Chairman of the Compensation Committee

The Chairman of the Compensation Committee is responsible for overseeing the performance by the Compensation Committee of its duties, for assessing the effectiveness of the Compensation Committee and individual committee members and for reporting periodically to the Board.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the roles and responsibilities of the CEO.

The Company’s Chief Executive Officer is the principal officer of the Company and is charged with the responsibility for managing the strategic and operational agenda of the Company and for the execution of the directives and policies of the Board of Directors. The roles and responsibilities of the Chief Executive Officer include, among other things:

●	developing, together with the Board of Directors, the Company’s strategic direction;

●	directing the overall business operations of the Company;

●	ensuring that the Board of Directors is kept appropriately informed of the overall business operations of the Company and major issues facing the Company;

●	having responsibility for the day-to-day operations of the Company, including the annual planning process, capital management, financial management, acquisitions, divestitures, etc., all of which must be accomplished within the strategic framework of the Company established by the Board of Directors;

●	representing the Company to its major shareholders, including investment and financial communities, governments, customers and the public;

●	bringing the following material decisions to the Board of Directors for their review and approval: (i) disposition of assets other than in the ordinary and normal course of business; (ii) acquisition of assets or the assumption of any commitment, obligation or liability other than in the ordinary and normal course of business; (iii) issuance or sale of securities of the Company; (iv) redemption or repurchase of securities of the Company; (v) declaration or payment of a dividend or other distribution in respect of any securities of the Company; (vi) any transaction, contract, agreement, undertaking or arrangement with a person with whom the Company does not act at arm’s length; and (vii) any other transaction, contract, agreement, undertaking, commitment or arrangement, not in the ordinary and normal course of business which is or would be material in relation to the Company; and

●	presenting to the Board of Directors any material business issues resulting from communications with shareholders.

Page A - 2

4. Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding.

i.	The role of the board, its committees and its directors; and

ii.	The nature and operation of the issuer’s business.

No formal orientation program has been developed by the Board. However, new directors have the opportunity to meet with and participate in work sessions with senior management to obtain insight into the operations of the Company. It is expected that new directors will generally have been executives with extensive business or other senior level experience and have directorship responsibilities on other public and private company boards and institutions. Orientation for these individuals is provided through a review of past Board of Director materials and other private and public documents concerning the Company. Given the level of experience of those joining the Board and the relatively short history of the Company, a formal orientation and education program has not been viewed as necessary.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company has no formal policy of providing professional development courses to Board members, though educational sessions are occasionally presented to the Board by the Company’s outside advisors. Board members are experienced business people with in-depth knowledge of the industry in which the Company operates. The Company will engage consultants on an as-needed basis to make presentations to the Board on matters relevant to the Company.

5. Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code disclose how a person or company may obtain a copy of the code;

On December 21, 2006, the Board adopted a new Code of Business Conduct and Ethics (the “Code”), which applies to the Company’s directors, officers and employees. The Code was adopted to further strengthen the Company’s internal compliance program. The Code addresses among other things, honesty and integrity, fair dealing, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and administration of the code. The code is available at the Company’s website at https://investor.kidoz.net in the Corporate section under Corporate Governance. A copy of our Code of Ethics is available upon request at no charge to any shareholder.

Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

The Board is ultimately responsible for the implementation and administration of the Code of Business Conduct and Ethics and, given the nature and size of the Company, the Board is of the view that it can effectively monitor the day-to-day implementation and administration of the Code.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There are no such reports.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

A director or officer of the Company must declare the nature of any interest that he or she has in a material contract, whether made or proposed, with the Company. Following such a declaration, Board members will abstain from voting on any resolution in which they may have a potential conflict of interest.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board monitors management on a regular basis. The Company is dedicated to the maintenance of good corporate governance and ethical business conduct. In particular, the Board takes special efforts, and engages outside counsel where necessary, to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner. The Board is responsible for ensuring the independent functioning of the Board and ensuring the integrity of the Company’s internal control and management function.

6. Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee recommends compensation policies to the Board and sets the compensation of the Chief Executive Officer of the Company. The Committee’s guiding philosophy is to establish executive compensation based on corporate performance.

Page A - 3

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The mandate of the Compensation Committee is to establish and monitor the Company’s policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support the Company’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies. The Company’s responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer’s compensation and, in consultation with the Chief Executive Officer, establishing his personal objectives, reviewing the performance and approving the compensation of executive officers of the Company on the recommendation of the Chief Executive Officer, establishing incentive compensation programs and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Company for approval by the Board of Directors.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Issuer, state that fact and briefly describe the nature of the work.

Not Applicable.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board’s three standing committees are the Audit Committee, the Corporate Governance Committee, and the Compensation Committee. The Audit Committee has a written mandate, a copy of which is attached hereto as Appendix II.

7. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe dhow the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors as a whole annually reviews and assesses its effectiveness and the effectiveness of the Board committees.

Page A - 4

APPENDIX “I”

KIDOZ INC.

Mandate of the Board of Directors

Introduction

The term “Company” herein shall refer to Kidoz Inc. And the term “Board” shall refer to the board of directors of the Company. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhances and preserve the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.

Duties of Directors

The Board discharges its responsibility for overseeing the management of the Company’s business and delegates responsibility to the Company’s senior officers for day-to-day management of the Company. The Board discharges its responsibilities, including those listed below, either directly or through one of its committees: the Audit Committee, the Corporate Governance Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to, the following categories:

Appointment of Management

1. The Board has the responsibility for approving the appointment of Chief Executive Officer (“CEO”) and all other senior management, and approving their compensation, following a review of the recommendations of the Corporate Governance Committee and the Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the executive officers and that the executive officers create a culture of integrity throughout the Company.

2. The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3. The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4. The Board will respond to recommendations received from the Audit Committee, the Corporate Governance Committee and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5. The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

6. The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

7. The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

8. The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

9. The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.

Page I - 1

10. The Board is responsible for:

(a) adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

(b) taking action when Company performance falls short of its goals or other special circumstances warrant.

11. The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

12. The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

13. The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

14. The Board is responsible for the Company’s internal control and management information systems.

Policies and Procedures

15. The Board is responsible for:

(a) developing the Company’s approach to corporate governance, including developing a set of corporate governance guidelines for the Company and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(b) approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

16. The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations.

Communications and Reporting

17. The Board is responsible for:

(a) overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b) overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c) taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d) reporting annually to shareholders on its stewardship for the preceding year; and

(e) overseeing the Company’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

18. The Board is responsible for:

(a) developing position descriptions for the Chair of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);

(b) approving the corporate goals and objectives that the CEO is responsible for meeting; and

(c) developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

19. The Board is responsible for:

(a) ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company’s business; and

Page I - 2

(b) providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

Nomination of Directors

20. In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a) considering what competencies and skills the Board, as a whole, should possess;

(b) assessing what competencies and skills each existing director possesses; and

(c) considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Corporate Governance Committee.

Board Evaluation

21. The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review

The Chairman of the Board together with the lead director, if any, shall be responsible for overseeing the performance by the Board of its duties, for communicating periodically with the Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Company’s business.

Page I - 3

APPENDIX “II”

KIDOZ INC.

Mandate of the Audit Committee

1. General

The board of directors (the “Board”) of Kidoz Inc. (the “Company”) has delegated the responsibilities, authorities and duties described below to the audit committee (the “Audit Committee”). For the purpose of these terms of reference, the term “Company” shall include the Company and its subsidiaries.

The Audit Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Company, the fraud programs and controls, and audits of the financial statements of the Company. The Audit Committee shall also be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Company (including resolution of disagreements between management of the Company and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2. Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Company. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular:

(a) each member shall be “independent” and “financially literate” or “financially sophisticated”.

(b) at least one member must be an “audit committee financial expert” within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder.

3. Meetings

The Audit Committee shall meet at least quarterly at such times and at such locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Company’s quarterly and annual financial statements and related management discussion and analysis. The external auditor or any two (2) members of the Audit Committee may also request a meeting of the Audit Committee.

The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting.

The Audit Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Audit Committee meeting with the Board.

4. Committee Charter

The Audit Committee shall have a written charter that sets out its mandate and responsibilities and the Audit Committee shall review and reassess the adequacy of such charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board.

5. Duties of the Audit Committee:

The Audit Committee shall have the following duties:

Financial Information and Reporting

1. The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, the annual and interim financial statements of the Company and related financial reporting, including management’s discussion and analysis and earnings press releases.

2. The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, any financial statements of the Company which have not previously been approved by the Board and which are to be included in a prospectus or other public disclosure document of the Company.

3. The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements (other than disclosure referred to in clause (a)(i) above), and periodically assess the adequacy of such procedures.

Page II - 1

Internal Controls

4. The Audit Committee shall review, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

5. The Audit Committee shall establish procedures for the receipt, retention and treatment of any complaint regarding accounting, internal accounting controls or auditing matters; and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

6. The Audit Committee shall oversee the assessment of fraud risk performed by management.

External Auditors

7. The Audit Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8. The external auditor shall report directly to the Audit Committee and the Audit Committee should have a clear understanding with the external auditor that such external auditor must maintain an open and transparent relationship with the Audit Committee, and that the ultimate accountability of the external auditor is to the shareholders of the Company.

9. The Audit Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and the compensation of the external auditor.

10. The Audit Committee will ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law.

11. The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate, to consider any matter which the Audit Committee or external auditor believes should be brought to the attention of the Board or the shareholders of the Company.

12. The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate to review and discuss a report from the external auditor at least quarterly regarding:

(a) All critical accounting policies and practices to be used

(b) The potential for fraud

(c) All alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor, and

(d) Other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

Pre-Approval of Non-Audit Services

13. The Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

Complaints procedure

14. The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

15. The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Reporting

16. The Audit Committee shall report regularly to the Board about any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

6. Authority to engage independent counsel and advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the audit committee, and to communicate directly with the internal and external auditors.

The Company shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the board of directors, for payment of compensation (a) to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report, and (b) to any advisers employed by the Audit Committee.

Page II - 2

SCHEDULE 1

KIDOZ INC.

Suite 1500, 701 West Georgia Street

Vancouver, BC

V7Y 1C6

Canada

Telephone: (888) 374-2163

Fax: (604) 694-0300

2024
Stock Option Plan

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1	DEFINITIONS

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Administrator” means such director or other senior officer, or employee of the Company as may be designated as Administrator by the Board from time to time;

“Award Date” means the date on which the Board grants a particular Option;

“Board” means the Board of Directors of the Company, and, where applicable, includes a committee of the Board authorized to administer this Plan pursuant to section 5.1 hereof;

“Company” means Kidoz Inc. and any Subsidiary thereof, as the context requires;

“Consultant” has the meaning given to such term in TSXV Policy 4.4;

“Director” has the meaning given to such term in TSXV Policy 4.4;

“Discounted Market Price” means the Market Price less the maximum discount permitted under the TSXV Policies applicable to Options;

“Disinterested Shareholder Approval” has the meaning given to “disinterested Shareholder approval” in section 5.3 of TSXV Policy 4.4;

“Eligible Participant” means a Director, Officer, Employee, Management Company Employee or Consultant of the Company or its Subsidiaries and, as context requires, shall include a company that is wholly owned by an individual Eligible Participant;

“Employee” has the meaning given to such term in TSXV Policy 4.4;

“Exchange” means the TSX Venture Exchange;

“Exchange Hold Period” has the meaning given to such term in TSXV Policy 1.1;

“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule “B” hereto, duly executed by the Option Holder;

“Exercise Period” means the period during which a particular Option may be exercised, being the period from and including the Award Date through to and including the Expiry Date;

“Exercise Price” means the price at which an Option may be exercised as determined in accordance with section 3.6 hereof;

“Expiry Date” means the date determined in accordance with section 3.3 hereof and after which a particular Option cannot be exercised;

“Insider” has the meaning given to such term in TSXV Policy 1.1;

“Investor Relations Activities” has the meaning given such term in TSXV Policy 1.1 and for purpose of this Plan, persons retained to perform Investor Relations Activities shall include any Consultant that performs Investor Relations Activities and any Employee, Management Company Employee, Officer or Director whose role and duties primarily consist of Investor Relations Activities;

“Management Company Employee” has the meaning given to such term in TSXV Policy 4.4;

“Market Price” has the meaning given to such term in TSXV Policy 1.1;

“Officer” has the meaning given such term in TSXV Policy 4.4;

“Option” means an option to acquire Shares, awarded to a Director, Employee or Consultant pursuant to this Plan;

“Option Certificate” means the certificate, substantially in the form set out as Schedule “A” hereto, evidencing an Option;

“Option Holder” means a current or former Director, Employee or Consultant who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

“Personal Representative” means (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

“Plan” means the Company’s stock option plan as embodied herein and as from time to time amended;

“Securities Act” means the Securities Act (British Columbia);

“Security Based Compensation Plan” has the meaning given to such term in TSXV Policy 4.4, which when used to refer to such plans of the Company, includes this Plan.

“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital of the Company;

“Subsidiary” has the meaning given to such term in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), and any instrument in amendment thereto or replacement thereof;

“TSXV Policies” means the policies included in the TSX Venture Exchange Corporate Finance Manual and “TSXV Policy” means any one of them, as such policies may be amended, supplemented or replaced from time to time;

“TSXV Policy 1.1” means Policy 1.1 – Interpretation of the TSXV Policies, as may be amended, supplemented or replaced from time to time; and

“TSXV Policy 4.4” means Policy 4.4 – Security Based Compensation of the TSXV Policies, as may be amended, supplemented or replaced from time to time.

1.2	HEADINGS

The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE II

PURPOSE AND PARTICIPATION

2.1	PURPOSE

The purpose of this Plan is to provide the Company with a Share-related mechanism to attract, retain and motivate Eligible Participants, to reward such of those persons by the grant of options under this Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such persons to acquire Shares as long term investments. It is the intention of the Company that this Plan will at all times be in compliance with TSXV Policies and any inconsistencies between this Plan and TSXV Policies will be resolved in favour of the latter.

2.2	PARTICIPATION

The Board shall, from time to time, in its sole discretion determine those Eligible Participants, if any, to whom Options are to be awarded, provided that each such person is an Eligible Participant at the Award Date. If the Board elects to award an Option to an Eligible Participant, the Board shall, in its sole discretion but subject to the limitations of this Plan or any regulatory or stock exchange requirement, determine the number of Shares to be acquired on the exercise of such Option and the terms and conditions attached to any grant of Options under this Plan. For greater certainty, Options granted under this Plan shall be for the purchase of Shares only, and for no other security. If the Board elects to award an Option to an Eligible Participant, the number of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion, and in so doing the Board may take into account various criteria, including the following:

(a)	the person’s remuneration as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees and Consultants as at the Award Date;

(b)	the length of time that the person has provided services to the Company; and

(c)	the nature and quality of work performed by the person.

The Company and the Eligible Participant are responsible for ensuring and confirming that the Participant is a bona fide Eligible Participant.

2.3	NOTIFICATION OF AWARD

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded, which Option Certificate shall evidence the grant of the Option under this Plan. The Company shall also forward to the Option Holder, in addition to the Option Certificate, a copy of this Plan (on the first grant of an Option) and any other documentation that may be required by applicable law, stock exchange or regulatory requirements.

2.4	LIMITATION

This Plan does not give any Option Holder the right to serve or continue to serve as a Director, Officer, Employee, Management Company Employee or Consultant of the Company.

2.5	NO RIGHTS PRIOR TO EXERCISE

An Option Holder shall have no rights whatsoever as a shareholder in respect of any Shares, including any right to receive dividends or other distributions therefrom or thereon, other than in respect of Shares in respect of which the Option Holder shall have exercised the Option to purchase hereunder and which the Option Holder shall have actually taken up and paid for in full. For greater certainty, a holder of an Option under this Plan shall not be permitted to vote on any arrangement of the Company proposed to the holders of the Shares.

ARTICLE III

TERMS AND CONDITIONS OF OPTIONS

3.1	BOARD TO ALLOT SHARES

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board (which for these purposes does not include a reference to a committee of the Board) prior to the exercise thereof.

3.2	NUMBER OF SHARES

(a)	The maximum number of Shares issuable under this Plan shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date, inclusive of all Shares presently reserved for issuance pursuant to previously granted stock options, unless shareholder approval is obtained in advance in accordance with section 6.5 hereof.

(b)	Options that have been cancelled or that have expired without being exercised in full shall continue to be issuable under this Plan. Subject to the provisions of section 6.5 hereof, Options that have been exercised will reduce the total number of Options available to be granted hereunder.

(c)	All Shares issued pursuant to the exercise of the Options granted under this Plan shall be so issued as fully paid and non-assessable Shares.

(d)	If the Company has any other Security Based Compensation Plan(s) that fall within the “rolling up to 10%” category under section 3.1(a) of TSXV Policy 4.4 (collectively, the “Rolling 10% Plans”), the number of Shares that are issuable pursuant to this Plan and such other Rolling 10% Plans in aggregate shall be equal to up to a maximum of 10% of the total number of Shares of the Company issued and outstanding as of each Award Date under any of such Rolling 10% Plans.

3.3	TERM OF OPTION

Subject to section 3.5, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than the tenth anniversary of the Award Date of the Option, or such other maximum amount of time as may be allowable under the TSXV Policies.

3.4	LIMITATIONS AND REQUIREMENTS

The following limitations apply to grants of Options under this Plan:

(a)	Unless the Company has obtained the requisite Disinterested Shareholder Approval:

(i)	the maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to any one person in any twelve-month period shall not exceed 5% of the issued and outstanding Shares of the Company at the Award Date;
(ii)	the maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to Insiders as a group shall not exceed 10% of the issued and outstanding Shares of the Company at any point in time;
(iii)	the maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to Insiders as a group shall not exceed 10% of the issued and outstanding Shares of the Company at the Award Date; and
(iv)	the maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company granted or issued in any 12-month period to Insiders as a group shall not exceed 10% of the issued and outstanding Shares of the Company at the Award Date.

(b)	The maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to any one Consultant shall not exceed 2% of the issued and outstanding Shares of the Company at the Award Date.

(c)	The maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to all persons retained to perform Investor Relations Activities for the Company shall not exceed 2% of the issued and outstanding Shares of the Company, in any twelve-month period, calculated at the Award Date.

3.5	TERMINATION OF OPTION

(a)	Death of an Eligible Participant. In the event of the death of an Eligible Participant during the term of the Eligible Participant’s Option, the Option theretofore granted to the Eligible Participant shall be exercisable within, but only within, the period of 12 months following the Eligible Participant’s death, and in no event after the expiry date of the Option.

(b)	Termination of Employment or Office. Subject to the discretion of the Board to determine otherwise (which for these purposes does not include a reference to a committee) or as otherwise agreed in any contract with any Eligible Participant which has been approved by the Board, and this section 3.5, if any Eligible Participant shall cease to be an Eligible Participant of, or to, the Company or its Subsidiary, for any reason, other than for cause or death, he or she may exercise any Option issued under this Plan that is then exercisable, but only within the period that is 30 days from the date that he or she ceases to be an Eligible Participant; provided that, in any case where the Board determines otherwise or as otherwise agreed in any contract with any Eligible Participant which has been approved by the Board, the exercise period of an Option held by a person who ceases to be an Eligible Participant shall not be longer than 12 months following the date such person ceased to be an Eligible Participant. In the event that an Eligible Participant ceases to be an Eligible Participant because of termination for cause or material violation of any agreement, the Options of the Eligible Participant not exercised at such time shall immediately be cancelled on the date of such termination and be of no further force or effect whatsoever notwithstanding anything to the contrary in this Plan. For the avoidance of doubt, if an Eligible Participant’s position with the Company or any Subsidiary changes from one of the said categories to another category or between the Company and any Subsidiary, such change shall not constitute termination, resignation or retirement for the purpose of this Plan.

(c)	Ceasing to Perform Investor Relations Activities. Notwithstanding (b) above, subject to the discretion of the Board to determine otherwise (which for these purposes does not include a reference to a committee) or as otherwise agreed in any contract with any Eligible Participant which has been approved by the Board, and this section 3.5, if any Eligible Participant that is a person retained to perform Investor Relations Activities shall cease to be an Eligible Participant of, or to, the Company or its Subsidiary, for any reason, the Options of the Eligible Participant not exercised at such time shall immediately be cancelled on the date of such termination and be of no further force or effect whatsoever notwithstanding anything to the contrary in this Plan; provided that, in any case where the Board determines otherwise or as otherwise agreed in any contract with any Eligible Participant which has been approved by the Board, the exercise period of an Option held by a person who ceases to be an Eligible Participant shall not be longer than 12 months following the date such person ceased to be an Eligible Participant.

(d)	Other. If any Eligible Participant shall cease to be an Eligible Participant for any reason other than provided for in this Section 12, the Options of the Eligible Participant not exercised at such time shall immediately be cancelled and be of no further force or effect whatsoever, unless otherwise determined by the Board.

3.6	EXERCISE PRICE

(a)	The Option exercise price per Share that is subject of any Option shall be fixed by the Board when such Option is granted.

(b)	The Option exercise price per Share shall not be less than the Discounted Market Price. If the Company does not issue a press release to fix the exercise price pursuant to TSXV Policy 4.4, the Discounted Market Price is the last closing price before the date of the grant less the applicable discount.

(c)	If the Exchange Hold Period is applicable, all Options and any Shares issued under such Options exercised prior to the expiry of the Exchange Hold Period shall be legended with the Exchange Hold Period commencing on the date the Options were granted.

(d)	The Board shall not set the exercise price of any Option on the basis of a Market Price which does not reflect material information of which the Directors and Officers of the Company are aware but which has not been generally disclosed to the public.

(e)	The Option price per share will be expressed in Canadian dollars.

3.7	ASSIGNMENT AND TRANSFER OF OPTIONS

Except as otherwise provided in an Eligible Participant’s Option Certificate at the time of grant or thereafter by the Board and pursuant to TSXV Policy 4.4, an Option granted under this Plan may not be sold, transferred, pledged, monetized, assigned, or otherwise alienated or hypothecated except to an individual Eligible Participant’s RRSP or RRIF, provided that the Participant is, during the Participant’s lifetime, the sole beneficiary of the RRSP or RRIF or a company that is wholly owned by an individual Participant provided that such company has complied with the requirements of section 2(c) of TSXV Policy 4.4.

3.8	PAYROLL WITHHOLDING

If the Company is required under the Income Tax Act (Canada) or any other applicable law to make source deductions in respect of employee stock option benefits and to remit to the applicable governmental authority an amount on account of tax on the value of the taxable benefit associated with the issuance of Common Shares on exercise of Options, then the Option Holder shall:

(a)	pay to the Company, in addition to the exercise price for the Options, sufficient cash as is reasonably determined by the Company to be the amount necessary to permit the required tax remittance;

(b)	authorize the Company, on behalf of the Option Holder, to sell in the market on such terms and at such time or times as the Company determines a portion of the Common Shares being issued upon exercise of the Options to realize cash proceeds to be used to satisfy the required tax remittance; or

(c)	make other arrangements acceptable to the Company to fund the required tax remittance.

3.10	EXERCISE RESTRICTIONS

The Board may, at the time an Option is awarded, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded on the applicable Option Certificate. Notwithstanding the foregoing, Options issued to persons retained to perform Investor Relations Activities must vest in stages over at least twelve months with not more than one-quarter of the Options vesting in any three-month period.

ARTICLE IV

EXERCISE OF OPTION

4.1	EXERCISE OF OPTION

An Option may be exercised only by the Option Holder or his or her Personal Representative. An Option Holder or his Personal Representative may exercise an Option in whole or in part, subject to any applicable exercise restrictions, at any time or from time to time during the Exercise Period up to 5:00 p.m. (Vancouver time) on the Expiry Date by delivering to the Administrator a completed Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option. Subject to section 3.5, any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. (Vancouver time) on the Expiry Date.

4.2	ISSUE OF SHARE CERTIFICATES

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate or direct registration statement for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

4.3	CONDITION OF ISSUE

(a)	Notwithstanding anything to the contrary herein, the issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed.

(b)	The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations.

(c)	If any Shares cannot be registered, issued or delivered to any Eligible Participant, for whatever reason, the obligation of the Company to issue such Shares shall terminate and any Option exercise price paid to the Company shall be returned to such Eligible Participant without deduction or interest.

4.4	MONITORING OF TRADES

An Option Holder who is a person retained to perform Investor Relations Activities shall provide written notice to the Board of each of his trades of securities of the Company, within five business days of each trade.

ARTICLE V

ADMINISTRATION

5.1	ADMINISTRATION

This Plan shall be administered by the Board, or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to this Plan. The Board or such committee may make, amend and repeal at any time and from time to time such regulations not inconsistent with this Plan as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations shall form part of this Plan. The Board may delegate to the Administrator or any Director, Employee or Officer of the Company such administrative duties and powers as it may see fit.

5.2	INTERPRETATION

The interpretation by the Board or its authorized committee of any of the provisions of this Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

5.3	REQUIRED FILINGS AND PRESS RELEASE

(a)	The Board shall complete and file, in accordance with applicable law, or shall cause to be completed and filed, all notices, reports, filings or other documentation required by applicable law, regulatory requirement or stock exchange rule, in connection with a grant of Options or an issuance or purchase of Shares thereunder.

(b)	The Company shall issue a press release at the time of grant of, or amendment to, Options issued to Directors, Officers, or Insiders of the Company and persons retained to perform Investor Relations Activities on the date of grant or amendment.

ARTICLE VI

ADJUSTMENTS, AMENDMENTS AND TERMINATION

6.1	AMENDMENTS IN SHARES SUBJECT TO THIS PLAN

For the purposes of this section 6.1, any reference to the Board does not include a reference to a committee.

(a)	Subject to this section 6.1, the aggregate number and kind of shares or other securities available or issuable under this Plan shall be appropriately and equitably adjusted in the event of an arrangement, reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares or other securities of the Company.

(b)	If a bona fide offer (the “Offer”) for Shares is made to an Eligible Participant or to shareholders generally or to a class of shareholders which includes an Eligible Participant, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Company within the meaning of the Securities Act, then the Company shall, if instructed by the Board in its sole discretion, notify each Eligible Participant of the full particulars of the Offer. The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting terms, conditions or schedule so that despite the other terms of this Plan (except, without the prior approval of the Exchange, the vesting terms of Options granted to persons retained to perform Investor Relation Activities), any Options granted under this Plan may be exercised in whole or in part by Eligible Participants so as to permit Eligible Participants to tender the Shares received upon the exercise of Options (the “Optioned Shares”) pursuant to the Offer. If:

(i)	the Offer is not complied with within the time specified therein;
(ii)	the Eligible Participant does not tender the Optioned Shares pursuant to the Offer; or
(iii)	all of the Optioned Shares tendered by the Eligible Participant pursuant to the Offer are not taken up and paid for by the offeror in respect thereof,

then, at the discretion of the Board, the Optioned Shares or, in the case of section 6.1(b)(ii), the Optioned Shares that are not taken up and paid for, shall be returned by the Eligible Participant and reinstated as authorized but unissued Shares and the terms of the Option as set forth in this Plan and the Option Certificate shall again apply to the Option. If any Optioned Shares are returned to the Company under this section 6.1, the Company shall refund the exercise price to the Eligible Participant for such Optioned Shares.

(c)	If there is a consolidation, reorganization, merger, amalgamation or statutory amalgamation or arrangement of the Company with or into another corporation, a separation of the business of the Company into two or more entities or a transfer of all or substantially all of the assets of the Company to another entity, at the discretion of the Board, upon the exercise of an Option under this Plan, the holder thereof shall be entitled to receive any securities, property or cash which the Eligible Participant would have received upon such consolidation, reorganization, merger, amalgamation, statutory amalgamation or arrangement, separation or transfer if the Eligible Participant had exercised his Option immediately prior to the applicable record date or event, as applicable, and the exercise price shall be adjusted as applicable by the Board, unless the Board otherwise determines the basis upon which such Option shall be exercisable, and any such adjustments shall be binding for all purposes of this Plan. Notwithstanding any other term of this Plan, the Board has the sole discretion to amend, abridge or eliminate any vesting terms (except, without the prior approval of the Exchange, the vesting terms of Options granted to persons retained to perform Investor Relation Activities), conditions or schedule or to otherwise amend the conditions of exercise so that any such Option may be exercised in whole or in part, conditionally or otherwise, by the Eligible Participant so as to entitle the Eligible Participant to receive any securities, property or cash which the Eligible Participant would have received upon such consolidation, reorganization, merger, amalgamation, statutory amalgamation or arrangement, separation or transfer if the Eligible Participant had exercised his, her or its Option immediately prior to the applicable record date or event and, if determined appropriate by the Board, any such Option not exercised or surrendered at the effective time or record date (as applicable) of such consolidation, reorganization, merger, amalgamation, statutory amalgamation or arrangement, separation or transfer will be deemed to have expired.

(d)	Notwithstanding any other provision of this Plan, any adjustment to an Option granted or issued under this Plan, except in relation to a consolidation or stock split (but, for greater certainty, including adjustments related to an amalgamation, merger, arrangement, reorganization, spinoff, dividend or recapitalization), is subject to the prior approval of the Exchange and to shareholder approval, where applicable.

6.2	AMENDMENTS AND TERMINATION

(a)	Subject to section 6.2(b), the Board (which for these purposes does not include a reference to a Committee) may at any time, and from time to time, and without shareholder approval, amend any provision of this Plan, that is an amendment to fix typographical errors or amendments to clarify the existing provisions of this Plan that do not substantively alter the scope, nature and intent of the provisions, or terminate this Plan. Any other amendment shall require the approval of the Exchange, except as provided in section 6.2(c).

(b)	Notwithstanding section 6.2(a) and any Exchange approval to an amendment, the Board (nor the Committee) shall not be permitted to amend:

(i)	section 3.2 in order to change the percentage of Common Shares issuable under this Plan;
(ii)	the limitations in section 3.4;
(iii)	the substance of section 3.6 in any manner;
(iv)	the method for determining the exercise price of Options;
(v)	the definition of “Eligible Participant” or the Persons eligible to participate in this Plan;
(vi)	the exercise price of any Option issued under this Plan to an Insider where such amendment has the effect of reducing the exercise price of such Option;
(vii)	the expiry date of any Option issued under this Plan to an Insider where such amendment would cause an extension to the original expiry date; or
(viii)	the expiry and termination provisions herein,

in each case without first having obtained Disinterested Shareholder Approval.

(c)	The Company may amend the terms of an Option without the acceptance of the Exchange in the following circumstances, but provided the Company issues a press release outlining the terms of the amendment:

(i)	to reduce the number of Shares under Option;
(ii)	to increase the exercise price of an Option; or
(iii)	to cancel an Option.

(d)	Any amendment or termination shall not alter the terms or conditions of any Option or impair any right of any holder of Options pursuant to any Option granted prior to such amendment or termination.

(e)	Notwithstanding the foregoing, this Plan will automatically terminate when, and if, any of the authorizations required to authorize this Plan shall cease.

ARTICLE VII

GENERAL

7.1	AGREEMENT

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of this Plan.

7.2	EFFECTIVE DATE

This Plan shall be established effective on the date that this Plan has been adopted by the Board (the “Effective Date”) provided, however, that while Options may be granted prior to the necessary regulatory, stock exchange and shareholder approvals, no Options shall be exercised in accordance with this Plan prior to it having received the necessary regulatory, stock exchange and shareholder approvals. If any Shares cannot be issued upon exercise for any reason, including, without limitation, the failure to obtain such approvals, then the obligation of the Company to issue such Shares shall terminate and any Option price paid by the holder of such Option to the Company shall be immediately refunded by the Company. Effective as of the Effective Date, this Plan shall replace and supersede the Company’s 2015 Stock Option Plan (the “Previous Plan”). Any Option granted pursuant to the Previous Plan shall continue to be governed by the provisions of the Previous Plan.

7.3	NO REPRESENTATION OR WARRANTY

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

7.4	EXPIRY OF OPTION

On the expiry date of any Option granted under this Plan, and subject to any extension of such expiry date permitted in accordance with this Plan, such Option shall forthwith expire and terminate and be of no further force or effect whatsoever, or as to the Shares in respect of which the Option has not been exercised.

7.5	SUPREMACY

To the extent there is any inconsistency between this Plan and TSXV Policies, the TSXV Policies shall prevail.

7.6	NOTICE

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid, or delivered by courier or by electronic transmission such as email addressed, if to the Company, to the head office of the Company, Attention: Henry Bromley; or if to a participant at his or her address as it appears on the books of the Company or in the event of the address of any such participant not so appearing, then to the last known address of such participant; or if to any other person, to the last known address of such person.

7.7	TIME OF ESSENCE

Time is of the essence of this Plan and of each notice hereunder. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

7.8	GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

7.9	APPROVAL

(a)	Unless TSXV Policies otherwise provide, this Plan must receive the approval of shareholders at the annual general meeting of the Company for that year.

(b)	Where any shareholder approval required in this Plan is required to be Disinterested Shareholder Approval, such approval must be determined and calculated as required by TSXV Policies.

(c)	This Plan was initially approved by the Board on August 20, 2024.

[Remainder of page left intentionally blank]

APPENDIX - ISRAELI TAXPAYERS

to

KIDOZ INC. STOCK OPTION PLAN (2024)

1. SPECIAL PROVISIONS FOR ISRAELI TAXPAYERS

1.1 From and after the earliest date (the “Effective Date”) on which all corporate action required to be taken on the part of the Company to authorize and approve the inclusion of the provisions herein set out (this “Appendix”) in the Kidoz Inc. Stock Option Plan (2024) dated August 20, 2024 (the “Plan”), and to amend the Plan accordingly, has been taken, this Appendix shall be included in and shall form part of the Plan.

1.2 The provisions of this Appendix apply only to persons who are deemed to be residents of the State of Israel for tax purposes or who are otherwise subject to taxation in Israel with respect to Options granted pursuant to the Plan and/or Shares acquired upon exercise of such Options.

1.3 The purpose of this Appendix is to establish certain rules and limitations applicable to Options that may be granted under the Plan from time to time in compliance with the securities and other applicable laws currently in force in the State of Israel. Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the Plan. This Appendix is applicable only to grants made after the Effective Date. This Appendix complies with and is subject to the ITO and Section 102.

1.4 The Plan and this Appendix shall be read together. In any case of contradiction, whether explicit or implied, between the provisions of this Appendix and the provisions of the Plan, the provisions of this Appendix shall govern.

2. DEFINITIONS

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan; in particular, the terms “Options” and “Shares” shall have the meanings there assigned to them. The following additional definitions will apply to grants made pursuant to this Appendix:

“3(i) Option” means an Option which is subject to taxation pursuant to Section 3(i) of the ITO which has been granted to any person who is not an Eligible 102 Participant.

“102 Capital Gains Track” means the tax alternative set forth in Section 102(b)(2) of the ITO pursuant to which income resulting from the sale of Shares acquired upon exercise of Options is taxed as a capital gain.

“102 Capital Gains Track Grant” means a 102 Trustee Grant qualifying for the special tax treatment under the 102 Capital Gains Track.

“102 Ordinary Income Track” means the tax alternative set forth in Section 102(b)(1) of the ITO pursuant to which income resulting from the sale of Shares acquired upon exercise of Options is taxed as ordinary income.

“102 Ordinary Income Track Grant” means a 102 Trustee Grant qualifying for the ordinary income tax treatment under the 102 Ordinary Income Track.

“102 Trustee Grant” means an Option granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the applicable Participant, and includes both 102 Capital Gains Track Grants and 102 Ordinary Income Track Grants.

“Affiliate” means an “employing company” as defined in Section 102(a) of the ITO.

“Controlling Shareholder” of a company, as defined under Section 32(9) of the ITO, means a person who, prior to the grant of or as a result of the exercise of any option granted to that person to acquire shares of the company holds or would hold, directly or indirectly, in his name or with a relative (as defined in the ITO): (i) 10% of the outstanding shares of the company, (ii) 10% of the voting power of the company, (iii) the right to hold or purchase 10% of the outstanding equity or voting power of the company, (iv) the right to obtain 10% of the “profit” of the company (as defined in the ITO), or (v) the right to appoint a director of the company.

“Election” means the Company’s choice of the type (as between capital gains track or ordinary income track) of 102 Trustee Grants it will make under the Plan, as filed with the ITA.

“Eligible 102 Participant” means a person who is employed by the Company or an Affiliate of the Company, including an individual who is serving as a director or an office holder, who is not a Controlling Shareholder of the Company.

“Fair Market Value” shall mean with respect to 102 Capital Gains Track Grants only, for the sole purpose of determining tax liability pursuant to Section 102(b)(3) of the ITO, if at the date of grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the date of grant, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

“ITA” means the Israeli Tax Authorities.

“ITO” means the Israeli Income Tax Ordinance (New Version) 1961 and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the Rules, all as may be amended from time to time.

“Non-Trustee Grant” means an Option granted to an Eligible 102 Participant pursuant to Section 102(c) of the ITO and not held in trust by a Trustee.

“Option Certificate” means, with respect to an Option granted pursuant to the Plan and this Appendix, the certificate evidencing such Option, substantially in the form set out as Schedule “A” to the Plan but modified to include the information required to be included pursuant to Section 3.4 of this Appendix and confirmation thereof by the signature of the Participant to whom the Option was granted.

“Participant” means the recipient of an Option granted pursuant to the Plan and this Appendix who has executed the Option Certificate evidencing such Option.

“Required Holding Period” means, with respect a 102 Trustee Grant, the requisite period prescribed by the ITO and the Rules or such other period as may be required by the ITA during which the subject Option and any Shares acquired upon exercise thereof must be held by the Trustee for the benefit of the Eligible 102 Participant to whom it was granted.

“Rules” means the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 promulgated under the ITO.

“Section 102” means the provisions of Section 102 of the ITO, as amended from time to time, including by the Law Amending the Income Tax Ordinance (Number 132), 2002, effective as of January 1, 2003 and by the Law Amending the Income Tax Ordinance (Number 147), 2005.

“Trustee” means a person or entity designated by the Board of Directors to serve as a trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

3. TYPES OF OPTION GRANTS AND SECTION 102 ELECTION

3.1 Options granted under the Plan and this Appendix pursuant to Section 102 shall be made pursuant to either (a) Section 102(b)(2) of the ITO as 102 Capital Gains Track Grants or (b) Section 102(b)(1) of the ITO as 102 Ordinary Income Track Grants. The Election of the Company regarding the type of 102 Trustee Grant it chooses to make shall be filed with the ITA. Once the Company has filed such Election, it may change the type of 102 Trustee Grant that it chooses to make only after the passage of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Grants to Eligible 102 Participants at any time.

3.2 Eligible 102 Participants may receive only 102 Trustee Grants or Non-Trustee Grants under the Plan and this Appendix. Participants who are not Eligible 102 Participants may only be granted 3(i) Options under the Plan and this Appendix.

3.3 No 102 Trustee Grants may be made effective pursuant to this Appendix until 30 days after the requisite filings required by the ITO and the Rules have been made with the ITA.

3.4 The Option Certificate evidencing an Option granted pursuant to the Plan and this Appendix shall indicate whether the Option is a 102 Trustee Grant, a Non-Trustee Grant or a 3(i) Grant; and, if the Option is a 102 Trustee Grant, whether it is a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant.

4. TERMS AND CONDITIONS OF 102 TRUSTEE GRANTS

4.1 Each 102 Trustee Grant will be deemed to have been made on the date stated in a written notice by the Company, provided that on or before such date: (i) the Company has provided such notice to the Trustee and (ii) the Participant has signed all documents required pursuant to this Section 4.

4.2 Each Option that is a 102 Trustee Grant made to an Eligible 102 Participant and each certificate for Shares acquired upon the exercise of such Option shall be issued to and registered in the name of a Trustee and shall be held in trust for the benefit of the Eligible 102 Participant for the Required Holding Period. After termination of the Required Holding Period, the Trustee may release such Option and any Shares so acquired, provided that: (i) the Trustee has received an acknowledgment from the ITA that the Eligible 102 Participant has paid any and all applicable tax due pursuant to the ITO or (ii) the Trustee and/or the Company or its applicable Affiliate withholds any applicable tax due pursuant to the ITO. The Trustee shall not release any Option that is a 102 Trustee Grant or any Shares acquired upon exercise of such an Option prior to the full payment of the tax liabilities of the applicable Eligible 102 Participant.

4.3 Each 102 Trustee Grant (whether a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant, as applicable) shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the Option granted and shall prevail over any term contained in the Plan, this Appendix or any agreement that is not consistent therewith. Any provision of the ITO and any approvals by the ITA not expressly specified in this Plan, this Appendix or the applicable Option Certificate which are necessary to receive or maintain any tax benefit pursuant to the Section 102 shall be binding on the Eligible 102 Participant. The Trustee and the Eligible 102 Participant granted a 102 Trustee Grant shall comply with the ITO, and the terms and conditions of the trust agreement entered into between the Company and the Trustee. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the Rules. Further, the Eligible 102 Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provisions of any applicable law, and, particularly, of Section 102.

4.4 During the Required Holding Period for each 102 Trustee Grant, the Eligible 102 Participant shall not require the Trustee to release or sell the subject Option or any Shares acquired upon exercise thereof or any other securities received upon realization of rights attaching to such Option or Shares (including share dividends) to the Eligible 102 Participant or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer Shares acquired upon exercise of an Option that is a 102 Trustee Grant to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the subject Shares have been withheld for remittance to the ITA and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the corporate documents of the Company, the Plan, any applicable agreement and any applicable law. To avoid doubt, such sale or release during the Required Holding Period will result in different tax ramifications to the Eligible 102 Participant under Section 102 of the ITO and the Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Participant.

4.5 In the event a share dividend is declared on Shares acquired upon exercise of an Option that is a 102 Trustee Grant, such dividend shall also be subject to the provisions of this Section 4 and the Required Holding Period for such dividend shares shall be measured from the commencement of the Required Holding Period for the Option that was exercised to acquire the Shares in respect of which the dividend was declared. In the event a cash dividend is paid on such Shares, the Trustee shall transfer the dividend proceeds to the Eligible 102 Participant, after deduction of taxes and mandatory payments in compliance with applicable withholding requirements.

4.6 If an Option that is a 102 Trustee Grant is exercised during the Required Holding Period therefor, the Shares issued upon exercise thereof shall be issued in the name of the applicable Trustee for the benefit of the Eligible 102 Participant. If such an Option is exercised after the Required Holding Period therefor has ended, the Shares issued upon exercise thereof shall, at the election of the Eligible 102 Participant, either: (i) be issued in the name of the applicable Trustee, or (ii) be issued to the Eligible 102 Participant directly, provided that the Eligible 102 Participant first complies with all applicable provisions of the Plan.

4.7 For as long as Shares are registered in the name of a Trustee for the benefit of a Participant, the Trustee shall provide to the Participant prompt written notice of all shareholder meetings or other communications to shareholders of the Company received by the Trustee, and if so requested in writing by the Participant, the Trustee shall execute a proxy in a form acceptable to the Company to enable the Participant to vote such Shares.

5. ASSIGNABILITY

As long as Options or Shares are held by a Trustee on behalf of an Eligible 102 Participant, all rights of the Eligible 102 Participant over such securities are personal and cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

6. TAX CONSEQUENCES

6.1 Any tax consequences arising from the grant, sale or exercise of any Option, from the payment for Shares covered thereby, or from any other event or act (of the Company and/or its applicable Affiliate and/or the applicable Trustee and/or the applicable Participant), hereunder shall be borne solely by the applicable Participant. The Company and/or its applicable Affiliate and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the applicable Participant shall agree to indemnify the Company and/or its applicable Affiliate and/or the applicable Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the applicable Participant. The Company and/or its applicable Affiliate(s) and/or the applicable Trustee(s) may make such provisions and take such steps as it or they may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Options granted under the Plan and the exercise thereof, including, but not limited, to: (i) deducting the amount so required to be withheld from any other amount (or Shares issuable) then or thereafter to be provided to the Participant, including by deducting any such amount from a Participant’s salary or other amounts payable to the Participant, to the maximum extent permitted under law, and/or (ii) requiring the Participant to pay to the Company or its applicable Affiliate the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Shares and/or (iii) by causing the exercise and sale of any Options or Shares held by on behalf of the applicable Participant to cover such liability, up to the amount required to satisfy minimum statutory withholding requirements. In addition, the applicable Participant will be required to pay any amount due in excess of the tax withheld and transferred to the tax authorities, pursuant to applicable tax laws, regulations and rules.

6.2 With respect to Non-Trustee Grants, if the applicable Participant ceases to be employed by the Company or an Affiliate of the Company, the applicable Participant shall provide to the Company and/or its applicable Affiliate(s) a security or guarantee for the payment of tax due at the time of sale of Shares acquired upon exercise of the applicable Option to the satisfaction of the Company, all in accordance with the provisions of Section 102 of the ITO and the Rules.

7. GOVERNING LAW AND JURISDICTION

Notwithstanding any other provision of the Plan, with respect to Participants subject to this Appendix, the Plan and all instruments issued thereunder or in connection therewith shall be governed by, and interpreted in accordance with, the laws of the State of Israel applicable to contracts made and to be performed therein.

END OF DOCUMENT

Schedule A

KIDOZ INC.

STOCK OPTION PLAN

Option Certificate

This certificate is issued pursuant to the provisions of the Kidoz Inc. (the “Company”) Stock Option Plan dated August 20, 2024 (the “Plan”) and evidences that (Name of Optionee) ____________________________________ ____________________ is the holder of an option (the “Option”) to purchase up to _________________ (Number of Shares) common shares (the “Shares”) in the capital stock of the Company at a purchase price of $_________ per Share. Subject to the provisions of the Plan:

(a)	the Award Date of this Option is ______________________________ (insert date of grant); and
(b)	the Expiry Date of this Option is ______________________________ (insert date of expiry).

The right to purchase Shares under the Option will vest in the Holder in increments over the term of the Option as follows:

Date	Cumulative Number of Shares which may be Purchased

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Company an Exercise Notice, in the form provided in the Plan, together with this certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

IMPORTANT INFORMATION REGARDING

INCOME TAX WITHHOLDING REQUIREMENTS

The Company shall not be obligated to cause the issuance, transfer or delivery of a certificate or certificates representing Optioned Shares to the Optionee, until provision has been made by the Optionee, to the satisfaction of the Company, for the payment of the aggregate exercise price for all Optioned Shares for which the Option shall have been exercised, and for satisfaction of any tax withholding obligations associated with such exercise.

This certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. Resale of the Shares acquired upon exercise of the Options is restricted until ____________________, 20___.

By countersigning this Option Certificate:

(a)	the Option Holder acknowledges that the Option Holder has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Certificate;

(b)	The undersigned hereby consents to:

(i)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A of the policies of the Exchange attached hereto) pursuant to this Form; and

(ii)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in the attached Appendix 6A or as otherwise identified by the Exchange, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Certificate as of the _____ day of ______________, 20____.

♦

Per:
«Name», Option Holder		Authorized Signatory

Schedule B

EXERCISE NOTICE

To:	The Administrator, Stock Option Plan
Kidoz Inc. (the “Company”)

The undersigned hereby irrevocably gives notice, pursuant to the Company’s Stock Option Plan dated August 20, 2024 (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Shares; or

(b)	________________________ of the Shares, which are the subject of the Option Certificate attached hereto.

Calculation of total Exercise Price:

(i)	number of Shares to be acquired on exercise:	_________________ Shares

(ii)	multiplied by the Exercise Price per Share:	$___________

TOTAL EXERCISE PRICE, enclosed herewith:		$___________

The undersigned tenders herewith a certified cheque or bank draft in an amount equal to the total Exercise Price of the aforesaid Shares, as calculated above, and directs the Company to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:

_____________________________________________

_____________________________________________

_____________________________________________

DATED the ______ day of _____________________, 20___.

Signature of Option Holder

Name of Option Holder (please print)

SCHEDULE 2

KIDOZ INC.

EQUITY AWARDS PLAN

April 1, 2025

ARTICLE 1

PURPOSE

1.1	Establishment of the Plan

In order to advance the interests of the Company, the Company hereby establishes an incentive compensation plan to be known as the Equity Awards Plan (as may be amended from time to time, the “Plan”). The Plan permits the grant of Restricted Share Units, Deferred Share Units and Performance Share Units. The Board approved the plan on April 1, 2025, subject to the approval of the Plan by the TSXV and the shareholders of the Company.

1.2	Purpose

The purpose of this Plan is to provide the Company, and each subsidiary of the Company, with a share-related mechanism to attract, retain and motivate qualified Directors, Officers, Employees and Consultants of the Company and its subsidiaries, to reward such of those Directors, Officers, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long term goals and success of the Company and to enable and encourage such Directors, Officers, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Company.

Article 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” has the meaning set forth in Policy 1.1;

“Associate” has the meaning set forth in Policy 1.1;

“Award” means any RSU, PSU or DSU granted under this Plan which may be denominated or settled in Shares or cash, as applicable;

“Award Agreement” means a signed, written agreement between a Participant and the Company, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan (including written or other applicable employment agreements) and which need not be identical to any other such agreements;

“Blackout Period” means a period during which the Company restricts trades in the securities of the Company for any reason from time to time, including pursuant to the Company’s insider trading policy;

“Board” means the board of directors of the Company as it may be constituted from time to time;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver are open for commercial business during normal banking hours;

“Cash Fees” has the meaning set forth in Subsection 6.1(a);

“Cause” means, with respect to a particular Participant:

(a)	“cause” (or any similar term) as such term is defined in the employment or other written agreement between the Company or a subsidiary of the Company and the Employee;

(b)	in the event there is no written or other applicable employment or other agreement between the Company or a subsidiary of the Company or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(c)	in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual’s employment without notice or pay in lieu thereof or other damages, or (ii) the Company or any subsidiary thereof may terminate the Participant’s contract without notice or without pay in lieu thereof or other termination fee or damages, except, in each case, to the extent required under ESL, and provided that the failure by a Participant to meet performance targets or similar measures shall not, in and of itself, constitute cause for purposes of such termination of employment or contract;

“Change in Control” means the occurrence of any one or more of the following events:

(a)	any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert (other than the Company or a subsidiary of the Company) hereafter acquires the direct or indirect beneficial ownership of, or acquires the right to exercise Control or direction over, securities of the Company representing more than 50% of the total voting power represented by the then issued and outstanding voting securities of the Company, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Company with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Company to a Person other than a subsidiary of the Company;

(c)	the dissolution or liquidation of the Company, other than in connection with the distribution of assets of the Company to one (1) or more Persons which were Affiliates of the Company prior to such event; or

(d)	the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Company), provided that, notwithstanding clauses (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clauses (a), (b), (c) or (d) above: (A) the holders of securities of the Company that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Company hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Company in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Company” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

“Committee” has the meaning set forth in Section 3.2;

“Company” means Kidoz Inc., a company duly existing under the federal laws of the Canada, and its Affiliates, if any, and includes any successor or assignee entity or entities into which the Company may be merged, changed, or consolidated; any entity for whose securities the securities of the Company shall be exchanged; and any assignee of or successor to substantially all of the assets of the Company;

“Consultant” has the meaning set forth in Policy 4.4;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(b)	when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Date of Grant” means, for any Award, the future date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Article 6;

“Director” means a director of the Company or a subsidiary of the Company who is not an Employee;

“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Company to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means, with respect to a particular Participant:

(a)	“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Company or a subsidiary of the Company and the Participant;

(b)	in the event there is no written or other applicable employment or other agreement between the Company or a subsidiary of the Company, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement;

(c)	in the event neither (a) or (b) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six (6) months or for any cumulative period of 180 days in any consecutive twelve (12) month period and is expected to continue, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Discounted Market Price” has the meaning set forth in Policy 1.1;

“Disinterested Shareholder Approval” has the meaning given to “disinterested Shareholder approval” in section 5.3 of Policy 4.4;

“Effective Date” has the meaning set forth in Section 11.16;

“Elected Amount” has the meaning set forth in Subsection 6.1(a);

“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 6.1(b);

“Election Notice” has the meaning set forth in Subsection 6.1(b);

“Employee” has the meaning set forth in Policy 4.4;

“ESL” means the employment standards legislation, as amended or replaced, applicable to a Participant who is an Employee or Officer;

“Exchange” means the TSXV and any other exchange on which the Shares are or may be listed from time to time;

“Good Reason” means, with respect to a particular Participant:

(a)	“good reason” (or any similar term) as such term is defined in the employment or other written agreement between the Company or a subsidiary of the Company and the Participant;

(b)	in the event there is no written or other applicable employment or other agreement between the Company or a subsidiary of the Company, or “good reason” is not defined in such agreement, “good reason” as such term is defined in the Award Agreement; or

(c)	in the event neither (a) or (b) apply, the occurrence of any one or more of the following events without the Participant’s prior written consent, which, if capable of being cured, remains uncured by the Company within 30 days following receipt of written notice from the Participant specifying in reasonable detail the nature of such occurrence, which notice shall be provided by the Participant no later than 90 days after the occurrence of such event giving rise to the right to resign for Good Reason:

(i)	there is a material diminution in the Participant’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, excluding for this purpose any isolated, insubstantial or inadvertent actions not taken in bad faith and which are remedied by the Participant’s Employer promptly after receipt of notice thereof given by the Participant;

(ii)	the Participant’s Employer’s material reduction of the Participant’s base salary, as the same may be increased from time to time, or the percentage on which any short-term incentive payment is based, as such terms are defined in the Participant’s employment agreement, other than any across the board reduction of 10% or less which may be implemented by such employer in respect of its senior employees from time to time;

(iii)	the Participant’s Employer’s material reduction or elimination of benefits granted to the Participant in his or her employment agreement or granted to the Participant during his or her employment, save and except any change or elimination of any benefits due to a change in the benefit plan or provider, provided that the new benefits are substantially similar in the aggregate to the current benefits;

(iv)	a material change in the geographic location of the principal location of employment of the Participant, which shall, in any event, include only a relocation of such principal location by more than one hundred (100) kilometers from its existing location; or

(v)	the Participant’s Employer’s material breach of the employment agreement between the Participant’s Employer and the Participant.

In order for a resignation to qualify as a resignation for “Good Reason” hereunder, the Participant must resign for such event no later than 90 days after the Company’s cure period has expired. For greater certainty, “Good Reason” shall not include year-over-year variations in the amount of, or percentage entitlement to, if any, Awards awarded to the Participant based on the Company’s determination of achievement. In addition, “Good Reason” shall not include any change in title or reporting other than a change which would generally be considered to constitute a demotion by the Participant’s peers in the industry and “Good Reason” shall not include any change in the Participant’s duties and responsibilities provided that such changes do not result in a diminution of the scope or dignity of the Participant’s overall duties and responsibilities;

“Insider” means an “insider” as defined in the rules of the Exchange from time to time;

“Investor Relations Service Provider” has the meaning ascribed to such term in Policy 4.4;

“Market Price” at any date in respect of the Shares shall be the volume weighted average trading price of the Shares on the Exchange, for the five (5) trading days immediately preceding the Date of Grant (or, if such Shares are not then listed and posted for trading on the Exchange, on such stock exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Board); provided that, for so long as the Shares are listed and posted for trading on the TSXV, the Market Price shall not be less than the Market Price as defined in Policy 1.1;

“Material Information” has the meaning set forth in Policy 1.1;

“Officer” means an Employee who is considered by the Company as an officer of the Company or a subsidiary of the Company;

“Participant” means a Director, Officer, Employee or Consultant to whom an Award has been granted under this Plan;

“Participant’s Employer” means with respect to a Participant that is or was an Employee, the Company or such subsidiary of the Company as is or, if the Participant has ceased to be employed by the Company or such subsidiary of the Company, was the Participant’s Employer;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, a subsidiary of the Company, a division of the Company or a subsidiary of the Company, or an individual, or may be applied to the performance of the Company or a subsidiary of the Company relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Article 5;

“Person” means an individual and a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

“Plan” has the meaning set forth in Section 1.1;

“Plan Administrator” means the Board or if so delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“Policy 1.1” means the TSXV’s Policy 1.1 entitled “Interpretation” as amended from time to time;

“Policy 4.4” means the TSXV’s Policy 4.4 entitled “Security Based Compensation” as amended from time to time;

“PSU Service Year” has the meaning set forth in Section 5.1;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Article 4;

“Retirement” means, with respect to a particular Participant:

(a)	“retirement” (or any similar term) as such term is defined in the employment or other written agreement between the Company or a subsidiary of the Company and the Participant;

(b)	in the event there is no written or other applicable employment or other agreement between the Company or a subsidiary of the Company, or “retirement” is not defined in such agreement, “retirement” as such term is defined in the Award Agreement; or

(c)	in the event neither (a) or (b) apply, the voluntary cessation of a Participant’s employment with the Company, provided that, as at the Termination Date (i) the Participant’s age is at least sixty-five (65) and the Participant has at least ten years of service with the Company or a subsidiary of the Company, (ii) the Participant is not receiving or otherwise entitled to compensation in lieu of notice of termination, severance or similar payments, and (iii) the Participant has agreed in writing not to work for a competitor of the Company for a period of at least two (2) years following the Termination Date;

“RSU Service Year” has the meaning set forth in Section 4.1;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Company or to which it is subject;

“Security Based Compensation” has the meaning set forth in Policy 4.4, and for the purposes of this Plan, includes all Awards;

“Security Based Compensation Plan” has the meaning set forth in Policy 4.4;

“Share” means one (1) common share in the capital of the Company as constituted on the Effective Date, or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, or after an adjustment contemplated by Article 9, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“subsidiary” has the meaning set forth in the Securities Act (British Columbia);

“Target Performance” has the meaning given to it in Section 5.3;

“Tax Act” means the Income Tax Act (Canada);

“Termination Date” means, subject to applicable law which cannot be waived:

(a)	in the case of an Employee or Officer whose employment with the Company or a subsidiary of the Company terminates (regardless of whether the termination is lawful or unlawful, with or without Cause, and whether it is the Participant or the Company or a subsidiary of the Company that initiates the termination), the later of: (i) if and only to the extent required to comply with the minimum standards of ESL, the date that is the last day of any applicable minimum statutory notice period applicable to the Employee or Officer pursuant to ESL, if any; and (ii) the date designated by the Employee or Officer and such Participant’s Employer as at the last day of such Employee’s or Officer’s employment, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and, for the avoidance of any doubt, the parties intend to displace the presumption that the Participant has any entitlements in respect of the Plan or any Options, RSUs, PSUs or DSUs during any period of reasonable notice of termination under common law or civil law in the case of either (i) or (ii), without regard to any applicable period of reasonable notice or contractual notice to which the Participant may claim to be entitled under common law, civil law or pursuant to contract in respect of a period that follows the last day that the Participant actually and actively provides services to the Company or a subsidiary of the Company, as specified in the notice of termination provided by the Employee or Officer or the Participant’s Employer, as the case may be;
(b)	in the case of a Consultant whose agreement or arrangement with the Company or a subsidiary of the Company terminates, (i) the date designated by the Company or the subsidiary of the Company, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and Company or a subsidiary of the Company, or (ii) if no such written agreement exists, the date designated by the Company or a subsidiary of the Company, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Company or the subsidiary of the Company, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Company or the subsidiary of the Company (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and
(c)	in the case of a Director, the date such individual ceases to be a Director, unless the individual continues to be a Participant in another capacity;

“TSXV” means the TSX Venture Exchange;

“VWAP” has the meaning set forth in Policy 4.4.

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3

ADMINISTRATION

3.1	Administration

Subject to the terms herein, this Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants of Awards under the Plan may be made;

(b)	make grants of Awards under the Plan relating to the issuance of Shares (including any combination of RSUs, PSUs or DSUs) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Company,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

(f)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub- plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

To the extent permitted by applicable law, the Board may, from time to time, assume or delegate to any committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Company or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Company and its subsidiaries, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Officers, Employees and Consultants are eligible to participate in the Plan. Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Officer, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Officer, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the discretion of the Plan Administrator. The Company and the Participant shall be responsible for ensuring and confirming that the Participant is a bona fide Director, Officer, Employee or Consultant, as the case may be.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Company shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Company is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Company in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a) The aggregate number of Shares that may be reserved for issuance under this Plan is [13,130,449] Shares, being 10% of the issued and outstanding Shares as of the Effective Date.

(b) The settlement of any Awards in cash will, subject to the overall limit provided for at Section 3.6(a) above, make new grants available hereunder effectively resulting in a reloading of the number of Awards available to grant hereunder. In addition, Awards that have been cancelled, terminated, surrendered, forfeited or expired without being exercised, and pursuant to which no Shares have been issued, may continue to be issuable under this Plan as new grants of Awards made in compliance with this Plan.

3.7	Limits on Grants of Awards

Notwithstanding anything in this Plan, the granting of Awards shall be subject to the following conditions:

(a)	for so long as the Shares are listed and posted for trading on the TSXV, not more than two (2%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be granted to any one Consultant in any 12 month period;

(b)	for so long as the Shares are listed and posted for trading on the TSXV, unless the Company has obtained Disinterested Shareholder Approval, not more than five (5%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be issued to any one Person in any 12 month period;

(c)	for so long as the Shares are listed and posted for trading on the TSXV, Investor Relations Service Providers shall not be eligible to receive any Awards;

(d)	the aggregate number of Shares issuable to Insiders at any time under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares;

(e)	the aggregate number of Shares issuable to Insiders within any one (1) year period under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Share.

3.8	Hold Period

All Awards and any Shares issued on the exercise of Awards may be subject to and legended with a four month hold period commencing on the date the Awards were granted pursuant to the rules of the Exchange and applicable Securities Laws. Any Shares issued on the exercise of Awards may be subject to resale restrictions contained in National Instrument 45-102 – Resale of Securities which would apply to the first trade of the Shares.

3.9	Awards Granted to Corporations

Except in relation to a Consultant that is a corporation, Awards may only be granted to an individual or a corporation that is wholly-owned by a Director, Officer, Employee or Consultant, as applicable. Any corporation to which Awards are granted must agree not to effect or permit any transfer of ownership or option of shares of the corporation nor to issue further shares of any class in the corporation to any other individual or entity as long as the Award remains outstanding, except with the written consent of the Exchange.

3.10	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, an Award Agreement to each Participant granted an Award pursuant to this Plan.

3.11	Non-Transferability of Awards

Except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death.

ARTICLE 4

RESTRICTED SHARE UNITS

4.1	Granting of RSUs

(a)	The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). The terms and conditions of each RSU grant may be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 4.4(a)), upon the settlement of such RSU.

(b)	The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 4 may be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs (including the elected amount as applicable), as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant or, for so long as the Shares are listed and posted for trading on the TSXV, the Discounted Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its discretion.

4.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Company, as of the Date of Grant.

4.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that no RSUs may vest before the date that is one year following the Date of Grant.

4.4	Settlement of RSUs

(a)	The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that to the extent such terms relate to the timing of settlement of RSUs, such terms will be set forth in the applicable Award Agreement. Except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for:

(i)	one (1) fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

in each case as determined by the Plan Administrator in its discretion.

(b)	Any cash payments made under this Section 4.4 by the Company to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested RSUs may be made through the Company’s payroll in the pay period that the settlement date falls within.

(d)	Notwithstanding any other terms of this Plan and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this Section 4.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year.

ARTICLE 5

PERFORMANCE SHARE UNITS

5.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that to the extent such terms relate to the time of settlement of PSUs, such terms will be set forth in the applicable Award Agreement. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 5.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

5.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a Participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

5.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. The Plan Administrator may modify the Performance Goals as necessary to align them with the Company’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur) (“Target Performance”), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

5.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Company, as of the Date of Grant.

5.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs, provided that no PSUs may vest before the date that is one year following the Date of Grant.

5.6	Settlement of PSUs

(a)	The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that to the extent such terms relate to the time of settlement of PSUs, such terms will be set forth in the applicable Award Agreement. Except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct;

(ii)	a cash payment; or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

in each case as determined by the Plan Administrator in its discretion.

(b)	Any cash payments made under this Section 5.6 by the Company to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested PSUs may be made through the Company’s payroll in the pay period that the settlement date falls within.

(d)	Notwithstanding any other terms of this Plan, except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 5.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year.

ARTICLE 6

DEFERRED SHARE UNITS

6.1	Granting of DSUs

(a)	The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 6.1(b) to participate in the grant of additional DSUs pursuant to this Article 6. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 6 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

(b)	Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Company: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply (other than for Director Fees payable for the 2025 financial year, in which case any Electing Person shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)	Subject to Subsection 6.1(d), the election of an Electing Person under Subsection 6.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice, and such Electing Person is not required to file another Election Notice for subsequent calendar years.

(d)	Each Electing Person is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Company a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Company has not imposed a Blackout Period. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 6.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 6, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered.

(e)	Any DSUs granted pursuant to this Article 6 prior to the delivery of a termination notice pursuant to Section 6.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)	The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 6 will be calculated by dividing (i) the amount of any Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price of a Share on the Date of Grant or, for so long as the Shares are listed and posted for trading on the TSXV, the Discounted Market Price of a Share on the Date of Grant.

(g)	In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

6.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Company, as of the Date of Grant. The terms and conditions of each DSU grant may be evidenced by an Award Agreement.

6.3	Vesting of DSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of DSUs, provided that, for so long as the Shares are listed and posted for trading on the TSXV, no DSUs may vest before the date that is one year following the Date of Grant.

6.4	Settlement of DSUs

(a)	DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, the settlement date shall be the date determined by the Participant; provided that the settlement date shall be no earlier than the date on which the Participant ceases to be a Director and no later than the last Business Day of the immediately following calendar year, following which date the DSU will be expired. For the avoidance of doubt, DSUs granted to a Participant shall expire no later than the date that is 12 months following the date the Participant ceases to be an eligible Participant under the Plan. On the settlement date for any DSU, each vested DSU will be redeemed for:

(i)	one (1) fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct;

(ii)	a cash payment; or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

in each case as determined by the Plan Administrator in its discretion.

(b)	Any cash payments made under this Section 6.4 by the Company to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested DSUs may be made through the Company’s payroll or in such other manner as determined by the Company.

6.5	No Additional Amount or Benefit

For greater certainty, neither a Director to whom DSUs are granted nor any person with whom such Director does not deal at arm’s length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the Shares to which the DSUs relate.

ARTICLE 7

ADDITIONAL AWARD TERMS

7.1	Dividend Equivalents

(a)	An Award of RSUs, PSUs and DSUs may, if the Board so determines, include the right for such RSUs, PSUs and DSUs to be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Subsections 4.4, 5.6, and 6.4 respectively. The right to any dividend equivalents granted pursuant to Section 7.1(a) shall be set forth in the particular Award Agreement.

(b)	For clarity, any dividend equivalents granted pursuant to Section 7.1(a) shall be included in calculating the limits set forth in Section 3.6 and Section 3.7. If the Company does not have a sufficient number of available Shares under this Plan to grant such dividend equivalents, or where the issuance of shares would result in breaching a limit on any grants or issuances contained in this Plan, the Company shall make such dividend payments in cash.

(c)	The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

7.2	Blackout Period

If an Award expires during a routine or special trading Blackout Period, then, notwithstanding any other provision of this Plan, unless the delayed expiration would result in negative tax consequences, the Award shall expire ten (10) Business Days after the Blackout Period is lifted by the Company; and provided that, (i) the Blackout Period must be deemed to have expired upon the general disclosure of the undisclosed Material Information, and (ii) the automatic extension of an Award will not be permitted where the Participant or the Company is subject to a cease trade order (or similar order under applicable Securities Laws) in respect of the Company’s securities.

7.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Company the minimum amount as the Company or a subsidiary of the Company is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Company or a subsidiary of the Company, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Company or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Company or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Company of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

7.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Company or the relevant subsidiary of the Company, or as set out in the Participant’s employment agreement, consulting agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 7.4 to any Participant or category of Participants.

ARTICLE 8

TERMINATION OF EMPLOYMENT OR SERVICES

8.1	Termination of Officer, Employee, Consultant or Director

Subject to Section 8.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, consulting agreement, Award Agreement or other written agreement:

(a)	where a Participant’s employment, consulting or other agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant (whether such resignation is with or without Good Reason, but excluding a Retirement), termination by the Company or a subsidiary of the Company (whether such termination occurs for, or without Cause, with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then, subject to applicable law that cannot be waived by the Participant:

(i)	each Award held by the Participant that has not vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date for no consideration and the Participant shall not be entitled to any damages or other amounts in respect of such cancelled Awards; and

(ii)	each Award held by a Participant that has vested may, subject to Sections 4.4(d) and 5.6(d) (where applicable), be exercised, settled or surrendered to the Company by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award, and (B) the date that is 90 days after the Termination Date. Any Award that has not been exercised, settled or surrendered at the end of such period shall be immediately forfeited and cancelled for no consideration and the Participant shall not be entitled to any damages or other amounts in respect of such cancelled Awards;

(b)	where a Participant’s employment, consulting or other agreement or arrangement is terminated by reason of the death of the Participant, then each Award held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date and may, subject to Sections 4.4(d) and 5.6(d) (where applicable), be exercised, settled or surrendered to the Company by the Participant at any time during the period that terminates on the first anniversary of the date of the death of such Participant, provided that with respect to any PSUs held by such Participant, the attainment of Performance Goals shall be assessed on the basis of actual achievement of the Performance Goals up to the date of death of such Participant, if the applicable performance period has been completed and the Company can determine if the Performance Goals have been attained, failing which the Company will assume Target Performance. Any Award that has not been exercised, settled or surrendered at the end of such period shall be immediately forfeited and cancelled for no consideration and the Participant shall not be entitled to any damages or other amounts in respect of such cancelled Awards;

(c)	where a Participant’s employment, consulting or other agreement or arrangement is terminated by reason of Disability, then each Award held by the Participant that has not vested as of the date of such termination shall vest on such date and may, subject to Sections 4.4(d), 5.6(d) and 6.4(a) (where applicable), be exercised, settled or surrendered to the Company by a Participant at any time until the Expiry Date of such Award, which in any case, such expiry shall not exceed 12 months following the date the Participant ceases to be an eligible Participant under the Plan, provided that with respect to any PSUs held by such Participant, the attainment of Performance Goals shall be assessed on the basis of actual achievement of the Performance Goals up to the Termination Date, if the applicable performance period has been completed and the Company can determine if the Performance Goals have been attained, failing which the Company will assume Target Performance. Any Award that remains unexercised or has not been surrendered to the Company by the Participant shall be immediately forfeited upon the termination of such period;

(d)	where a Participant’s employment, consulting or other agreement or arrangement is terminated due to Retirement, then each Award held by the Participant that has not vested as of the date of such Retirement shall continue to vest in accordance with its terms and, if any such Awards vest, shall be exercised, settled or surrendered to the Company by the Participant in accordance with this Plan and the applicable Award Agreement; provided that with respect to any PSUs held by such Participant, the attainment of Performance Goals shall be assessed on the basis of actual achievement of the Performance Goals up to the Termination Date, if the applicable performance period has been completed and the Company can determine if the Performance Goals have been attained, failing which the Company will assume Target Performance, for so long as the Shares are listed and posted for trading on the TSXV, any such Award shall expire within a reasonable period, not exceeding twelve (12) months from the Termination Date, following which the Participant shall not be entitled to any damages or other amounts in respect of such expired Awards. Notwithstanding the foregoing, if, following his or her Retirement, the Participant breaches the terms of any restrictive covenant in the Participant’s written or other applicable employment or other agreement with the Company or a subsidiary of the Company, any Award held by the Participant that has not been exercised, surrendered or settled shall be immediately forfeited and cancelled for no consideration and the Participant shall not be entitled to any damages or other amounts in respect of such cancelled Awards;

(e)	a Participant’s eligibility to receive further grants of Awards under this Plan ceases as of the earliest of the following:

(i)	the Termination Date; or

(ii)	the date of the death, Disability, Retirement or the date notice is given of the resignation of the Participant;

(f)	notwithstanding Subsection 8.1(a), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Company or a subsidiary of the Company for so long as the Participant continues to be a Director, Officer, Employee or Consultant, as applicable, of the Company or a subsidiary of the Company; and

(g)	where a Participant ceases to be an eligible Participant under the plan as per the requirements set out in Section 3.4, any Awards granted or issued to such a Participant will expire within a reasonable period, not exceeding twelve (12) months from the date at which the Participant ceases to be an eligible Participant, following which the Participant shall not be entitled to any damages or other amounts in respect of such expired Award.

8.2	Discretion to Permit Acceleration

Notwithstanding the provisions of Section 8.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, consulting agreement, Award Agreement or other written agreement between the Company or a subsidiary of the Company and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator; provided that, for so long as the Shares are listed and posted for trading on the TSXV, no Awards issued pursuant to this Plan may vest before the date that is one year following the date it is granted or issued, other than as may be permitted or not prohibited pursuant to Policy 4.4, including s. 4.6 of Policy 4.4.

ARTICLE 9

EVENTS AFFECTING THE COMPANY

9.1	General

The existence of any Awards does not affect in any way the right or power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Company’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Company, to create or issue any bonds, debentures, Shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 9 would have an adverse effect on this Plan or on any Award granted hereunder.

9.2	Change in Control

Except as may be set forth in an employment agreement, consulting agreement, Award Agreement or other written agreement between the Company or a subsidiary of the Company and the Participant, and subject to prior acceptance of the Exchange where necessary:

(a)	Notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment); (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 9.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction.

(b)	Notwithstanding Section 8.1, and except as otherwise provided in a written employment or other agreement between the Company or a subsidiary of the Company and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause or the Participant resigns with Good Reason:

(i) a portion of any unvested Awards shall immediately vest, such portion to be equal to the number of unvested Awards held by the Participant as of the Termination Date multiplied by a fraction, the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Awards were originally scheduled to vest, which vested Awards may, subject to Subsections 4.4(d) and 5.6(d) (where applicable) be exercised, settled or surrendered to the Company by such Participant at any time during the period that terminates on the earlier of: the Expiry Date of such Award; and the date that is 90 days after the Termination Date, provided that with respect to any PSUs held by such Participant, the attainment of Performance Goals shall be assessed on the basis of actual achievement of the Performance Goals up to the Termination Date, if the applicable performance period has been completed and the Company can determine if the Performance Goals have been attained, failing which the Company will assume Target Performance; and

(ii) any vested Awards of Participants may, subject to Sections 4.4(d) and 5.6(d) (where applicable), be exercised, settled or surrendered to the Company by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date.

(c)	Notwithstanding Subsection 9.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Company may terminate all of the Awards granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, at or within a reasonable period of time following completion of such Change in Control transaction.

9.3	Reorganization of Company’s Capital

Should the Company effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Company that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

9.4	Other Events Affecting the Company

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Company and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired on the vesting of outstanding Awards or by reference to which such Awards may be settled (as applicable), and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

9.5	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 9.3 and 9.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 9.3 and 9.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, subject to Section 8.2, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards.

9.6	Issue by Company of Additional Shares

Except as expressly provided in this Article 9, neither the issue by the Company of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

9.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 9, a dividend equivalent or otherwise, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 10

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

10.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements.

10.2	Shareholder Approval

Notwithstanding Section 10.1 and subject to any rules of the Exchange, approval of the holders of Shares, including disinterested shareholders where applicable, and approval of the Exchange shall be required for any amendment, modification or change to the Plan or any Awards, including that:

(a)	increases the percentage of the Company’s issued and outstanding Shares from time to time that can be reserved for issuance under the Plan, except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increases or removes the 10% limits on Shares issuable or issued to Insiders as set forth in Subsections 3.7(d) and 3.7(e), which shall also be subject to Disinterested Shareholder Approval;

(c)	increases or removes the limits on the participation of Directors;

(d)	permits Awards to be transferred to a Person;

(e)	changes the eligible Participant of the Plan;

(f)	is a matter expressly subject to approval of the holders of Shares pursuant to the applicable rules of the Exchange; or

(g)	alters or reduces the range of amendments which require approval of shareholders under this Section 10.2.

10.3	Permitted Amendments

Without limiting the generality of Section 10.1, but subject to Section 10.2 and subject to the approval of the Exchange where applicable, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)	making any amendments to fix typographical errors; or

(b)	making such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 11

MISCELLANEOUS

11.1	Legal Requirement

The Company is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its discretion, such action would constitute a violation by a Participant or the Company of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

11.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

11.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Officer, Consultant or Director. No Participant has any rights as a shareholder of the Company in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

11.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Company from taking corporate action which is deemed by the Company to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

11.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern. In the event of any conflict between or among the provisions of this Plan and a Participant’s employment agreement with the Company or a subsidiary of the Company, as the case may be, the provisions of this Plan shall prevail.

11.6	Unfunded Plan

This Plan shall be unfunded.

11.7	Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

11.8	Participant Information

Each Participant shall provide the Company with all information (including personal information) required by the Company in order to administer the Plan. Each Participant acknowledges that information required by the Company in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Company to make such disclosure on the Participant’s behalf.

11.9	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Company to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Company does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

11.10	International Participants

With respect to Participants who reside or work outside Canada, the Plan Administrator may, in its discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

11.11	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Company and its subsidiaries.

11.12	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

11.13	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

11.14	Rights to Compensation or Damages

The Plan displaces any and all common law and civil law rights the Participant may have or claim to have in respect of any Awards, including any right to damages. The foregoing shall apply, regardless of: (i) the reason for the termination of the Participant’s employment, term of office or service arrangement; (ii) whether such termination is lawful or unlawful, with or without Cause or Good Reason; (iii) whether it is the Participant or the Company or a subsidiary of the Company that initiates the termination; and (iv) any fundamental changes, over time, to the terms and conditions applicable to the Participant’s employment, term of office or service arrangement.

11.15	Notices

All written notices to be given by a Participant to the Company shall be delivered personally, e- mail or mail, postage prepaid, addressed as follows:

Kidoz Inc.

Pacific Centre

Suite 1500

701 West Georgia Street,

Vancouver, BC,

V7Y 1C6

Canada

Attention:	Henry Bromley
Email:	henry@kidoz.net

All notices to a Participant will be addressed to the principal address of the Participant on file with the Company. Either the Company or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Company is not binding on the recipient thereof until received.

11.16	Effective Date

This Plan is established effective on the date that this Plan was adopted by the Board, being April 1, 2025 (the “Effective Date”), provided, however, that while Awards may be granted prior to the necessary regulatory, stock exchange and shareholder approvals, no cash and/or Shares underlying a vested Award shall be issued by the Company or paid to a Participant in accordance with this Plan prior to it having received the necessary regulatory, stock exchange and shareholder approvals (“Necessary Approvals”). If the Necessary Approvals in respect of a Unit Award are not received within one (1) year of the grant date, the Unit Award shall terminate unvested at such time.

11.17	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

11.18	Submission to Jurisdiction

The Company and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

Schedule A

KIDOZ INC.

EQUITY AWARDS PLAN (THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 6 of the Plan and to receive ____% of my Cash Fees in the form of DSUs.

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b)	I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

(c)	The value of DSUs is based on the value of the Shares of the Company and therefore is not guaranteed.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

Date:
(Name of Participant)

(Signature of Participant)

1

Schedule B

KIDOZ INC.

EQUITY AWARDS PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 6 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:	An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

2